7/1



03024201

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3706 FISCAL YEAR 12-31-02

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/1/03

Schneider S.A.

Description of Unconsolidated Accounts for the Fiscal Year ended December 31, 2002:

Balance Sheet

Assets as of December 31,
(in thousands of Euros)

	Gross	Amortizations or Provisions	2002 Net	2001 Net	2000 Net
Fixed assets					
Total I	4,847,669.4	(114,924.2)	4,732,745.2	7,397,027.8	3,370,333.1
Current Assets					
Receivables	257,141.6	(14,229.3)	242,912.3	158,834.8	122,865.1
Treasury	4,041,137.7	-	4,041,037.7	1,783,455.9	1,583,046
Adjustment account	3,503.5	-	3,503.5	9,160.6	7,298.3
Total II	4,301,682.8	(14,229.3)	4,287,435.5	1,951,451.3	1,713,209.4
Foreign Currency Translation Reserves	2,330.0	-	2,330.0	-	25,797.1
Grand Total	9,151,682.2	(129,153.5)	9,022,528.7	9,348,479.1	5,109,339.6

Liabilities as of December 31,
(in thousands of Euros)

Stockholders' Equity	2002	2001	2000
	-	-	2.1
Total I	7,043,277.2	7,082,842.8	3,157,576.0
Reserves for contingencies	25,448.6	27,467.5	43,829.2
Total II	25,448.6	27,467.5	43,829.2
Debts	1,953,356.7	2,233,630.5	1,881,209.5
Total III	1,953,356.7	2,233,630.5	1,881,209.5
Deferred income	446.2	4,354.3	657.9
Foreign Currency Translation Reserves	-	184.0	26,067.0
Grand Total	9,022,528.7	9,348,479.1	5,109,339.6

Income Statement
As of December 31, 2002

COSTS	2002	2001	2000
Operating Costs	15,701.4	13,882.4	13,765.9
Financial expenses	99,950.7	138,465.4	76,835.3
Extraordinary charges	528,464.7	1,449,873.8	64,627.0

Corporation tax / tax consolidation charge	-	-	2,591.6
Credit balance (profit)	221,139.4	-	356,657.1
Grand Total	865,256.2	1,602,221.6	514,476.9

EARNINGS	2002	2001	2000
Operating Income	2,470.6	1,523.9	5,373.3
Financial income	676,937.8	740,644.2	443,613.4
Extraordinary income	27,713.0	19,635.8	64,450.9
Tax consolidation income and carry-back	158,134.8	29,193.7	1,039.3
Debit balance (loss)	-	(811,224.0)	-
Grand Total	865,256.2	1,602,221.6	514,476.9

Schneider Electric SA

Consolidated Financial statements*

As of December 31, 2002

**Will be approuved by the Annual Shareholder's Meeting on May 16, 2003*

Merlin Gerin
Modicon
Square D
Telemecanique


Schneider
Electric

Consolidated Statement of Income

(in millions of euros for the year ended December 31)

		2002	2001	2000
Sales		**9 060,5**	**9 828,2**	**9 695,5**
Cost of sales		(5 305,2)	(5 878,6)	(5 612,2)
Research and development expenses		(472,7)	(512,7)	(474,4)
Selling, general and administrative expenses	*(1)*	(2 242,9)	(2 320,6)	(2 310,7)
Operating income		**1 039,6**	**1 116,3**	**1 298,2**
Financial expense, net	*(note 21)*	(157,8)	(120,9)	(16,2)
Income from continuing operations before tax		**881,9**	**995,4**	**1 282,0**
Exceptional items	*(note 22)*	(509,2)	(1 563,9)	(118,4)
Income tax	*(note 13)*	295,0	(206,9)	(369,9)
Net income/(loss) of fully consolidated companies before amortization of goodwill		**667,7**	**(775,4)**	**793,7**
Amortization of goodwill	*(note 4)*	(192,6)	(169,3)	(143,4)
Group's share of income/(loss) of equity investments	*(note 7)*	(28,2)	(19,3)	(3,6)
Net income/(loss) before minority interests		**446,9**	**(964,0)**	**646,7**
Minority interests		(24,9)	(22,4)	(21,7)
Net income/(loss) (attributable to Schneider Electric SA)		**422,0**	**(986,4)**	**625,0**
Earnings/(loss) per share (in euros)	*(note 14.7)*	1,83	(5,37)	4,18
Diluted earnings/(loss) per share (in euros)		1,82	(5,37)	4,13

(1) Including employee profit sharing

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros, at December 31)

ASSETS		2002	2001	2000
Non-current assets				
Goodwill, net	*(note 4)*	3 371,9	3 840,7	3 620,0
Other intangible assets	*(note 6)*	298,2	210,4	192,0
Property, plant and equipment - at cost	*(note 5)*	1 573,3	1 751,0	1 698,9
Investments:				
Investments accounted for by the equity method	*(note 7)*	76,2	124,4	58,0
Investments at cost	*(note 8)*	380,9	4 181,8	342,7
Other investments	*(note 8)*	254,7	305,1	137,1
Total investments		711,8	4 611,3	537,8
Total non-current assets		**5 955,2**	**10 413,4**	**6 048,7**
Current assets				
Inventories and work in process	*(note 9)*	1 146,5	1 267,9	1 411,9
Trade accounts receivable	*(note 10)*	1 812,3	2 034,6	2 225,0
Other accounts receivable and prepaid expenses	*(note 11)*	923,0	729,4	946,4
Deferred taxes	*(note 13)*	718,5	225,5	248,3
Cash and cash equivalents	*(note 12)*	3 214,0	579,5	653,5
Total current assets		**7 814,3**	**4 836,9**	**5 485,1**
Total assets		**13 769,5**	**15 250,3**	**11 533,8**

The accompanying notes are an integral part of the consolidated financial statements

(in millions of euros, at December 31)

LIABILITIES AND SHAREHOLDER'S EQUITY		2002	2001	2000
Current liabilities				
Customer prepayments		39,8	55,5	86,7
Trade accounts payable		1 167,2	1 305,0	1 613,1
Accrued taxes and payroll costs		567,0	645,2	649,7
Deferred tax liabilities	*(note 13)*	54,5	202,2	189,1
Other payables and accrued liabilities		725,0	879,3	807,6
Short-term debt	*(note 17)*	646,2	1 095,7	698,1
Total current liabilities		**3 199,7**	**4 182,9**	**4 044,3**
Provisions for contingencies and charges				
Provisions for pensions	*(note 15)*	810,8	628,7	586,7
Provisions for contingencies	*(note 16)*	174,3	202,6	218,0
Total provisions for contingencies and charges		**985,1**	**831,3**	**804,7**
Long-term debt				
Ordinary and convertible bonds	*(note 17)*	1 450,0	1 458,7	1 460,0
Perpetual bonds	*(note 17)*	148,3	179,7	175,7
Other long-term debt	*(note 17)*	125,5	137,9	437,9
Total long-term debt		**1 723,8**	**1 776,3**	**2 073,6**
Shareholders' equity				
Capital stock		1 926,5	1 922,1	1 246,2
Additional paid-in capital		4 895,2	5 467,0	1 114,6
Retained earnings		875,3	447,5	1 776,5
Cumulative translation adjustment		87,7	543,9	408,1
Shareholders' equity (excluding minority interests)		**7 784,7**	**8 380,5**	**4 545,4**
Minority interests		**76,2**	**79,3**	**65,8**
Total liabilities and shareholders' equity		**13 769,5**	**15 250,3**	**11 533,8**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Number of shares (thousands) (1)	Capital (€m)	Additional paid-in capital (€m)	Retained earnings (€m) (2)	Cumulative translation adjustment (€m) (6)	Shareholders' equity (excl. minority interests) (€m)	Minority interests
At January 1, 2000	**161 424,0**	**1 230,4**	**1 408,0**	**1 363,1**	**258,9**	**4 260,4**	**60,8**
Exercise of stock options(4)	212,0	1,7	3,7			5,4	
Conversion of bonds(4)	152,0	1,2	5,3			6,5	
Conversion of par value into euros		61,0	(61,0)			0,0	
Cancellation of shares	(6 000,0)	(48,0)	(263,0)	311,0		0,0	
Merger with SGTE			28,2	(28,2)		0,0	
Appropriation to legal reserve			(6,1)	6,1		0,0	
Dividends (including précompte equalization tax)				(263,7)		(263,7)	(21,4)
Increase in treasury stock				(159,5)		(159,5)	
Translation adjustment				(72,6)	149,2	76,6	0,1
Change in scope of consolidation and other				(5,3)		(5,3)	4,7
2000 net income				625,0		625,0	21,7
At December 31, 2000	**155 788,0**	**1 246,3**	**1 115,1**	**1 775,9**	**408,1**	**4 545,4**	**65,9**
Exercise of stock options(4)	228,0	1,8	5,1			6,9	
Conversion of bonds(4)	3,0		0,2			0,2	
Legrand	84 241,0	673,9	4 353,6			5 027,5	
Appropriation to legal reserve			(6,4)	6,4		0,0	
Dividends				(297,0)			(18,2)
(including précompte equalization tax)						(297,0)	
Increase in treasury stock				(73,9)		(73,9)	
Translation adjustment				21,9	135,8	157,7	1,5
Change in scope of consolidation and other			8,0	(8,0)		0,0	7,7
2001 net income				(986,4)		(986,4)	22,4
At December 31, 2001	**240 260,0**	**1 922,1**	**5 475,6**	**438,9**	**543,9**	**8 380,5**	**79,3**
Exercise of stock options(4)	373,4	3,0	8,0			11,0	
Conversion of bonds(4)	179,5	1,4	7,0			8,4	
Distribution:							
- Charged against additional paid-in capital (3)			(595,4)	615,7		20,3	
- Dividends paid				(297,6)		(297,6)	(18,3)
Increase in treasury stock				(290,6)		(290,6)	
Translation adjustment					(456,2)	(456,2)	(9,7)
Change in scope of consolidation and other (5)				(13,1)		(13,1)	
2002 net income				422,0		422,0	24,9
At December 31, 2002	**240 812,9**	**1 926,5**	**4 895,2**	**875,3**	**87,7**	**7 784,7**	**76,2**

(1) Before elimination of treasury stock.
(2) Including €809.1 million in treasury stock/intra-group cross shareholdings cancelled beginning January 1, 2003.
(3) Including €7.8 million to refund the précompte equalization tax and €12.5 million to eliminate dividends on treasury stock.
(4) See Note 14 - Shareholders' equity.
(5) Including withholding tax adjustment for €(6.8) million, PDL purchase accounting adjustment for €(2.6) million and other
(6) Of which €(57.5) million euros in 2002 for translation adjustments at units in the euro zone.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros, at December 31)	2002	2001	2000
I - Net cash provided by operating activities			
Net income (attributable to Schneider Electric SA)	422,0	(986,4)	625,0
Minority interests	24,9	22,4	21,7
Group share of (income)/loss of companies accounted for by the (net of dividend received)	27,8	19,3	2,3
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation of property, plant and equipment	293,4	301,2	281,9
Amortization of intangible assets other than goodwill	56,9	50,1	36,8
Amortization of goodwill	192,6	169,3	143,4
Increase (decrease) in provisions	(1 350,5)	1 375,8	(30,3)
Increase (decrease) in deferred taxes	(484,2)	5,2	61,9
Losses (gains) on disposals of assets	1 785,0	10,8	(88,8)
Other	(0,4)	(1,3)	(1,1)
Net cash provided by operating activities before changes in operating assets and liabilities	**967,5**	**966,4**	**1 052,8**
(Increase) decrease in accounts receivable	109,3	132,0	(223,7)
(Increase) decrease in inventories and work in progress	49,8	51,3	(247,9)
(Increase) decrease in accounts payable	(96,6)	(268,8)	193,1
Change in other current assets and liabilities	(97,2)	61,7	(63,7)
Change in working capital	**(34,7)**	**(23,8)**	**(342,2)**
Total I	**932,8**	**942,6**	**710,6**
II - Net cash (used)/provided by investing activities			
Purchases of property, plant and equipment	(288,0)	(405,2)	(414,5)
Disposals of property, plant and equipment	24,7	46,8	36,4
Purchases of intangible assets	(89,3)	(46,4)	(89,7)
Disposals of intangible assets	12,1	0,3	0,1
Net cash used by investment in operating assets	**(340,5)**	**(404,5)**	**(467,7)**
Financial investments - net	3 223,7	(448,3) *(a)*	(528,2)
Other long-term investments	(57,9)	84,9	(67,9)
Sub-total	**3 165,8**	**(363,4)**	**(596,1)**
Total I	**2 825,3**	**(767,9)**	**(1 063,8)**
III - Net cash (used)/provided by financing activities			
Increase in long-term debt	13,2	(248,9)	643,3
Reduction of long-term debt	(202,3)	(142,8)	(164,7)
Sale/(purchase) of Company shares	(329,1)	(73,9)	(159,5)
Increase/(decrease) in other borrowings	(274,2)	527,6	(188,8)
Common stock issued	11,0	7,2	11,9
Dividends paid: Schneider Electric SA	(297,6)	(297,0)	(263,7)
Minority interests	(18,3)	(18,2)	(21,4)
Total I	**(1 097,3)**	**(246,0)**	**(142,9)**
IV - Net effect of exchange rate and other changes Total	**2,7**	**14,1**	**25,9**
Net increase/(decrease) in cash and cash equivalents: I + II +	**2 663,5**	**(57,2)**	**(470,2)**
Cash and cash equivalents at beginning of year	406,9	464,1	934,3
Increase/(decrease) in cash and cash equivalents	2 663,5	(57,2)	(470,2)
Cash and cash equivalents at end of year	**3 070,4**	**406,9**	**464,1**

(a) The purchase of Legrand shares (in an amount of €5,027.5 million) was financed mainly through the issue of new Schneider Electric SA shares (a non-cash transaction). Only the cash payment and acquisition costs (cash transactions) are indicated in the statement of cash flows.

The accompanying notes are an integral part of the consolidated financial statements.

SCHNEIDER ELECTRIC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business

Schneider Electric S.A., (the parent company or "Schneider Electric") is a *société anonyme* organized under the laws of France.

The parent company and its subsidiaries (the "Group") is a leading manufacturer of products and equipment for electrical distribution and for industrial control and automation. The Group also provides services related to these products, such as repair and maintenance, and services related to system reviews.

The Group is organized on a geographical basis with three divisions (Europe, North America and International).

Note 2 - Accounting Principles

2.1 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with French GAAP, including French Accounting Standards Board standards 99-02 and 2000-06 (applied early at December 31, 2001).

2.2 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates made by management include, among other items, accounts receivable, inventory and investment valuation allowances, retirement and postretirement benefits, depreciation and amortization, loss reserves and contingencies.

2.3 Consolidation principles

Companies over which the Group has direct or indirect control of more than 50% of the outstanding voting shares or in which it exercises effective control are fully consolidated. Effective control is control by means other than ownership of a majority voting interest (i.e., control by significant minority ownership, by contracts or agreement with other shareholders).

Companies over which the Group has significant influence ("equity affiliates") are accounted for by the equity method. A significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

The proportional method of consolidation is used for investments in jointly controlled operating entities, such as joint ventures and alliances. For such entities, the Group records its proportional interest in the entity's balance sheet, income statement and cash flows.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date of acquisition or sale.

A list of significant consolidated subsidiaries and investments accounted for under the equity method is included in Note 25.

All of the companies included in the scope of consolidation end the financial year on December 31 except for MGE Finances, which ends the financial year on September 30.

2.4 Translation of the financial statements of non-euroland foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows:

1. Assets and liabilities are translated at official year-end exchange rates.
2. Income statement amounts and cash flow items are translated at weighted-average annual exchange rates.
3. Differences arising on translation are recorded as part of the cumulative translation adjustment.

2.5 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates. Foreign currency exchange differences are recorded in income under exchange gains or losses.

2.6 Earnings per share

Primary earnings per share is calculated by dividing the net income of the year by the weighted average number of shares outstanding during that year.

Diluted earnings per share is calculated by adjusting net income and the number of shares outstanding for the dilutive effect of conversion of outstanding convertible bonds and exercise of outstanding stock options. The dilutive effect of convertible bonds is determined using the "if converted" method. The dilutive effect of stock options is determined by applying the "treasury stock" method.

2.7 Cash and cash equivalents

Cash and cash equivalents as presented in the balance sheets consist of cash, bank accounts, treasury shares to be used to cover stock options and stock purchase plans for employees, short-term deposits and other liquid marketable securities.

Substantially all marketable securities represent short-term instruments such as commercial paper, mutual funds and equivalents. They are valued at the lower of cost or market. In the case of bonds and other debt instruments, cost includes accrued interest.

2.8 Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", showing the reconciliation of net income to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheets net of bank overdrafts

2.9 Accounts receivable

A provision for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount is estimable. The identification of a doubtful account as well as the related amount of the provision are based on the analysis of our historical experience of write-offs, the analysis of an aging schedule, and a detailed assessment of specific accounts receivable and related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and its related allowance are written off against the reserve for doubtful accounts.

The Group's accounts receivable are generated from sales to customers who are economically and geographically widely dispersed. Consequently, the Group believes that there is no significant concentration of credit risk.

The main North American subsidiary of the Group, Square D Company, optimizes its cash and working capital management by selling receivables to financial establishments. In keeping with French GAAP, these receivables are deconsolidated.

2.10 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be realized in the future.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Effective January 1, 2002, deferred tax assets and liabilities are discounted where significant and when reversals can be reliably scheduled.

2.11 Inventories and work in process

Inventories and work in process are stated at the lower of cost (determined by the FIFO or weighted-average methods) or estimated net realizable value. The cost of work-in-process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs and production overhead.

2.12 Property, plant and equipment

Land, buildings and equipment are recorded at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

- Buildings	20 to 40 years
- Machinery and equipment	3 to 10 years
- Other	3 to 12 years

2.13 Capital leases

When the Group enters into transactions that qualify as capital leases, the leased assets are capitalized and the related debt is recorded as a liability.

2.14 Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of assets acquired and liabilities assumed at the date of acquisition. Goodwill is amortized on a straight-line basis over the estimated periods to be benefited not to exceed forty years. In anticipation of CRC 2002-10, when factors such as income, trends, prospects and competition indicate that there may be a potential loss in value, the Group evaluates if there is impairment of the value of goodwill. The specific indicator used to confirm the existence and measure the amount of the impairment is whether or not discounted cash flows from operations during the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill determined as being the present value of such cash flows from operations.

2.15 Intangible assets

Costs incurred by the Group in developing computer software for internal use are generally expensed when incurred. However for external and internal costs related to implementing software in connection with enterprise resource planning ("ERP"), such costs are deferred and amortized over the period benefiting from the use of such ERP software; this period generally does not exceed five years.

Costs of externally developed software are recorded as intangible assets and amortized on a straight-line basis according to their expected useful life (ranging from 3 to 5 years).

Other intangible assets, including patents and trademarks, are amortized on a straight-line basis over the periods to be benefited or the period where such assets are protected by intellectual property laws.

2.16 Investments and marketable securities

Investments are reported at the lower of cost or fair value. Each year, the carrying value is compared to fair value and the difference is recorded as an expense in the Group's consolidated statement of income. Fair value is determined by reference to the Group's equity in the underlying net assets, the expected future profitability and business prospects of the company and, in the case of listed securities, the market value of the stock.

2.17 Impairment of long-lived assets (except goodwill)

For fixed assets including real estate and other non-operating fixed assets, the Group has a policy of regularly reviewing the value of these assets for insurance purposes and for comparison with market values of real estate. When those reviews show a permanent decline of market or insurance value over the net book value, an impairment reserve is recorded for the difference between the net book value and fair value.

For operating fixed assets, the useful life is generally determined as the period that is expected to benefit from the operations of such fixed assets. However, when the winding up or closing of a production line is forecasted to be in advance of the originally expected useful life, the depreciation period is reduced or an impairment reserve is recorded.

For other long-lived assets (including intangible assets), management regularly receives third-party appraisals, market valuations and other financial and business based valuations. When these valuations show a permanent reduction of fair or market value over historical costs, impairment reserves are taken or depreciation is recorded.

2.18 Pensions and retirement obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, insurance and statutory retirement bonus plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs. The method used to value retirement benefits takes into account future compensation levels.

Two methods are used to calculate the Group's liability for statutory retirement benefits:

- *Accruals* - the accrual is calculated for all eligible employees based on the determination of the present value of the future liability using a rate reviewed each year and based on market conditions.
- *External funding under an insured plan* - in this specific case, an amount is reserved to cover any deficit between the fair value of plan assets and the present value of the estimated future liability.

The Group's policy concerning the recognition of changes in accruals for statutory retirement bonuses is as follows:

- Changes in the present value of the liability and changes in certain actuarial assumptions regarding demographics (e.g., length of service, number of eligible employees, etc.) are recognized in full in the statement of income when they arise.
- Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions (i.e., changes in the discount rate, annual salary increases and return on assets) are deferred and recognized over the remaining service life of the employees concerned, if they exceed 10% of the greater of the projected benefit obligations or market-related value of plan assets.

The Group also provides supplemental retirement benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum payment terms beyond the general retirement benefit scheme.

Detailed information on pensions and retirement obligations is provided in Note 15.

2.19 Accruals for postretirement medical benefits

Estimated liabilities are recorded to cover the cost of providing healthcare benefits for retired employees. Detailed information is disclosed in Note 15.

2.20 Loss contingencies

The Group recognizes losses and accrues for liabilities when available information indicates that such loss or liability is probable and reasonably estimable. In the event that the loss or liability is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

Legal costs associated with legal proceedings in connection with such contingencies are expensed when incurred.

2.21 Fair value of financial instruments/derivatives

The Group's policy is to use derivative financial instruments exclusively to manage and cover changes in exchange rates, interest rates or prices of raw materials. The Group does not enter into derivative financial instruments for speculative purposes. Therefore, the Group periodically enters into contracts such as swaps, options and futures, depending upon the nature of its exposure.

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the termination swap.

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. At year-end, foreign currency contracts are marked-to-market and unrealized gains or losses are reflected in income. Those unrealized gains or losses offset foreign currency differences from translating foreign currency payables and receivables into the reporting currency at the year-end rates.

The Group also enters into commodity contracts including forwards, swaps and options to hedge totally or partially its purchases. Unrealized gains or losses on hedging contracts are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

2.22 Treasury stock

Schneider Electric shares held by the parent company or by companies fully consolidated are either:

- recorded as cash and cash equivalents in the accompanying consolidated balance sheets, where such treasury stock is explicitly assigned to stock purchase plans or stock options for the benefit of employees or is intended to stabilize stock exchange prices; or
- deducted from consolidated shareholders' equity in all other situations.

The accounting treatment of the gain or losses resulting from the sale of treasury stock depends on the intended purpose of holding the stock. Gains or losses on sales of securities classified as cash and cash equivalents are recorded in the accompanying consolidated statement of income. Other gains and losses are recognized in consolidated shareholders' equity.

2.23 Revenue recognition

Revenue from sales are recognized when the product is shipped and title transferred (standard shipping terms are FOB shipping point). Revenue from service contracts is recorded over the contractual period of service.

a) Rebates and discounts

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches its specified sales and volume objective. Additionally, in limited circumstances, the Group directly negotiates with customers of distributors to set prices, which are often less than distributor prices. In these situations, the Group compensates vendors for the difference between the distributor's price and negotiated price. The expense is recognized when the distributors have fulfilled the necessary conditions for obtaining compensation. The Group's North American subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales. Total sales are presented net of these discounts and rebates.

b) Long-term contracts

Since January 1, 2001, most long-term contracts have been managed by VA Tech Schneider High Voltage GmbH, a company accounted for by the equity method. Income from long-term contracts is recognized using the percentage-of-completion method. Other long-term contracts managed by the Group are accounted for using the percentage-of-completion method based on the technical milestones of the contract, notably proof of installation or delivery of equipment. Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

2.24 Exceptional items

Exceptional items include income and expenses that are not directly connected with the current course of business such as capital gains or losses on disposed assets or wound-up operations, major restructuring operations and significant costs incurred in situations where no future benefit is expected (e.g., settlement of claims for legal, environmental or product liabilities).

2.25 Research and development

Research and development expenditures are recorded as expense when incurred.

oo O oo

Note 3 - Changes in Scope of Consolidation

The consolidated financial statements of the Group at December 31, 2002, include the financial statements of the companies listed in Note 25. The scope of consolidation at December 31, 2002, 2001 and 2000 is summarized as follows:

(Number of companies)	At December 31					
	2002		2001		2000	
	France	Abroad	France	Abroad	France	Abroad
Parent company and fully consolidated subsidiaries	55	251	54	254	53	243
Proportionally consolidated companies	1		1	-	-	-
Companies accounted for by the equity method	2	4	2	4	1	3
Sub-total by region	58	255	57	258	54	246
Total	313		315		300	

The impact on sales of changes in the scope of consolidation is not material (€15.2 million).

The main changes in 2002 were as follows:

Newly consolidated

- The Group fully consolidated its 100% interest in France's MAA (Machines Assemblage Automatique) on January 1, 2002. The company, formally accounted for as an investment, provides assets to Group companies. It is now developing its business outside the Group.
- At the end of January, 80%-owned holding company SEOCR acquired the assets of South Korea's Samwha for €5.8 million.
- In mid-February, the Group acquired a 90% interest in Russia's UralElectroKontactor for €1.7 million.
- Schneider Electric Distribution Company in Egypt and Schneider Global Services Srl in Italy were fully consolidated when they began operations in 2002.
- The Group acquired all outstanding shares in Denmark-based Hano Elektroteknik A /S and Digimatic ApS on July 1, 2002 for €0.9 million. Both companies were fully consolidated on the date of acquisition.
- The Group acquired all outstanding shares in UK-based Avenue Solutions Limited on August 9, 2002 for €20,000. This company is fully consolidated.
- The representation office in Yugoslavia was transformed into a subsidiary called Schneider Electric Jugoslavija doo.
- The 90% interest in Chinese subsidiary Schneider (Suzhou) Drives Company, created by Schneider Toshiba Inverter in the first quarter of 2002, is fully consolidated.

Acquisitions of minority interests

- The Group acquired the 49% minority interest in Schneider Swire Limited on June 28, 2002 for €11.7 million. The company's name has been changed to Schneider Busway Limited.
- Schneider Malaysia acquired a 51% interest in Schneider Scott & English (SS&E) on November 7, 2002 for €2.3 million.

Deconsolidated

- In April, the Group finalized the sale of its interest in Switzerland-based Selectron Electronicservice AG, effective January 1, 2002.

Note 4 - Goodwill, Net

(€ millions)			At December 31			
			2002			2001
	Amortization period	**Year of acquisition**	**Gross**	**Amortization**	**Net**	**Net**
Square D Company	40 years	1991	1,905.9	547.9	1,358.0	1,681.8
Groupe Lexel	40 years	1999	1,012.0	105.9	906.1	931.7
Telemecanique	40 years	1988	802.0	319.4	482.7	502.7
Federal Pioneer	40 years	1990	79.1	27.3	51.8	64.5
Merlin Gerin	30 years	1992	160.7	68.1	92.6	97.9
Crouzet Automatismes	20 years	2000	207.5	22.8	184.7	191.7
Mita Holding	20 years	1999	55.7	8.6	47.1	53.3
Positec	20 years	2000	168.9	45.9	123.0	163.2
PDL	20 years	2001	37.5	2.9	34.6	37.9
Infra +	10 years	2000	19.5	4.7	14.8	16.7
Schneider Automation	10 years	1994	35.4	24.8	10.6	14.2
JV VAS (1)	5 years	2001	21.2	8.7	12.5	18.0
Other (2)	5-20 years		236.8	183.3	53.4	67.1
Total			**4,742.2**	**1,370.3**	**3,371.9**	**3,840.7**

(1) VA Tech Schneider High Voltage GmbH
(2) Approximately 25 companies

The change in net values between December 31, 2001 and December 31, 2002 primarily reflects:

- The €192.6 million standard amortization for the year (compared with €169.3 million in 2001 and €143.4 million in 2000).
- The €283.1 million negative effect of exchange rate fluctuations.
- The €6.9 million impact of changes in the scope of consolidation (€9 million in connection with the acquisition of the minority interest in Swire Ltd (HK) minus €2.2 million in relation to the sale of Selectron ES, etc.).

In 2002, the Group wrote down the Positec goodwill by €29 million, corresponding to the difference between fair value – determined by the discounted free cash flow method applying a discount rate of 8.5% (WACC of the Group) – and net book value.

Note 5 - Property, Plant & Equipment, Net

5.1 **Changes in property, plant and equipment**

a) **Gross value**

(€ millions)	**Land**	**Buildings**	**Plant and equipment**	**Other**		**Total**
December 31, 2000	**162.3**	**874.2**	**2,296.0**	**679.1**		**4,011.6**
Acquisitions	3.7	35.6	223.5	140.8		403.6
Disposals	(6.6)	(42.6)	(84.0)	(55.4)		(188.6)
Translation adjustment	2.0	11.8	32.1	10.0		55.9
Changes in scope of consolidation and others	(16.5)	(34.8)	2.6	(36.0)		(84.7)
December 31, 2001	**144.9**	**844.2**	**2,470.2**	**738.5**		**4,197.8**
Acquisitions	1.7	37.9	154.6	93.8		288.0
Disposals	(2.3)	(18.0)	(109.6)	(43.4)		(173.3)
Translation adjustment	(11.2)	(41.1)	(128.0)	(44.6)		(224.9)
Changes in scope of consolidation and others	(21.4)	37.6	78.2	(134.6)	*(1)*	(40.2)
December 31, 2002	**111.7**	**860.6**	**2,465.4**	**609.7**		**4,047.4**

(1) SAP project costs were reclassified under intangible assets (software) in an amount of €41.9 million.

b) **Accumulated depreciation**

(€ millions)	**Land**	**Buildings**	**Plant and equipment**	**Other**	**Total**
December 31, 2000	**(50.7)**	**(396.5)**	**(1,495.5)**	**(370.0)**	**(2,312.7)**
Allocation	(1.8)	(35.4)	(205.1)	(58.9)	(301.2)
Recapture	2.5	12.8	75.3	51.3	141.9
Translation adjustment	(1.1)	(2.4)	(15.6)	(5.6)	(24.7)
Changes in the scope of consolidation and others	19.8	25.7	6.7	(2.3)	49.9
December 31, 2001	**(31.3)**	**(395.8)**	**(1,634.2)**	**(385.5)**	**(2,446.8)**
Allocation	(1.0)	(31.1)	(208.5)	(52.8)	(293.4)
Recapture	0.7	9.4	96.7	39.3	146.1
Translation adjustment	2.8	10.4	70.8	29.7	113.6
Changes in the scope of consolidation and others	11.7	(11.8)	(6.7)	13.2	6.4
December 31, 2002	**(17.1)**	**(418.9)**	**(1,681.9)**	**(356.1)**	**(2,474.1)**

5.2 **Capital leases**

Property, plant and equipment include the following assets held under capital leases:

(€ millions)	**At December 31**	
	2002	**2001**
Land	2.7	2.5
Buildings	55.8	59.7
Machinery and equipment	30.7	29.2
Less accumulated depreciation	(62.3)	(61.9)
Assets under capital lease – net	**26.9**	**29.5**

Future minimum lease payments related to capital leases as of December 31, 2002 are as follows:

(€ millions)	
In 2003	2.6
In 2004	2.5
In 2005	2.1
In 2006	1.2
In 2007	1.2
After 2007	2.5
Lease commitments	**12.1**

5.3 Operating leases

Rental expenses for operating leases over 2002 and 2001 are as follows:

(€ millions)	2002	2001
Minimum rentals	98.6	120.5
Contingent rentals	1.4	-
Less sub-lease rentals	(3.4)	(6.8)
Total rental expenses	**96.6**	**113.7**

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were as follows at December 31, 2002:

(€ millions)	
In 2003	78.1
In 2004	73.2
In 2005	54.3
In 2006	32.7
In 2007	24.6
After 2007	62.7
Total minimum payments required	**325.6**

Note 6 - Intangible Assets, Net

a) **Gross value**

(€ millions)	Software		Other intangible assets		Total
December 31, 2000	**167.4**		**157.7**		**325.1**
Acquisitions	34.0		12.0		46.0
Disposals	(6.3)		(1.9)		(8.2)
Translation adjustment	3.2		(2.2)		1.0
Changes in scope of consolidation and others	13.4		7.8		21.2
December 31, 2001	**211.7**		**173.4**		**385.1**
Acquisitions	75.5		13.9		89.4
Disposals	(13.2)		(9.4)		(22.6)
Translation adjustment	(13.7)		(18.4)		(32.1)
Changes in scope of consolidation and others	45.1	(1)	44.8	(2)	89.9
December 31, 2002	**305.4**		**204.3**		**509.7**

(1) Including €41.9 million corresponding to the reclassification of SAP project costs under intangible assets (software) (see Note 5.1).
(2) Including €38.3 million in prior service costs related to Square D pension plans, recognized over the remaining service lives of employees (see Note 15).

b) **Accumulated amortization**

(€ millions)	Software	Other intangible assets	Total
December 31, 2000	**(87.5)**	**(45.6)**	**(133.1)**
Allocation	(36.4)	(13.7)	(50.1)
Recapture	6.0	1.9	7.9
Translation adjustment	(1.7)	0.2	(1.5)
Changes in scope of consolidation and others	(0.8)	2.9	2.1
December 31, 2001	**(120.4)**	**(54.3)**	**(174.7)**
Allocation	(39.2)	(17.8)	(57.0)
Recapture	6.2	2.4	8.6
Translation adjustment	7.9	4.6	12.5
Changes in scope of consolidation and others	(1.2)	0.3	(0.9)
December 31, 2002	**(146.7)**	**(64.8)**	**(211.5)**

Note 7 – Equity Investments

Investments accounted for by the equity method are detailed as follows:

(€ millions)	% interest at December 31		Share in net assets at December 31	
	2002	**2001**	**2002**	**2001**
MGE Finances	32.29%	32.29%	36.1	47.8
VA Tech Schneider	40.00%	40.00%	29.4	46.3
Delta Dore Finance	20.00%	20.00%	9.1	8.2
Entivity	31.18%	30.80%	1.5	10.5
Other	N/A	N/A	0.1	11.6
Total			**76.2**	**124.4**

The Group's share in the net assets of equity investments amounted to €76.2 million, while its share of the net loss for the year was €28.2 million, corresponding primarily to interests in two companies:

- 40% in VA Tech Schneider High Voltage GmbH, a company formed with VA Tech(TD) GmbH & Co KEG to compete in the high voltage equipment business.
- 32.29% in MGE Finances SAS. The Group has consolidated its share of the loss for the period from October 1, 2001 to September 30, 2002 using the applicable dispensations.

The summarized balance sheet and statement of income data for MGE Finances SAS and VA Tech Schneider High Voltage GmbH are as follows:

7.1 MGE Finances SAS

a) Consolidated Balance Sheet

(€ millions)	At September 30,	
	2002	**2001**
Goodwill	556.0	587.8
Non-current assets, net	63.0	78.4
Current assets and cash and equivalents	281.0	326.3
Total assets	**900.0**	**992.5**
Shareholders' equity excluding minority interests	163.3	199.7
Minority interests	9.3	8.9
Convertible bonds	120.3	120.3
Long-term debt (including provisions)	433.4	450.0
Current liabilities	173.7	213.6
Total liabilities and shareholders' equity	**900.0**	**992.5**

b) **Consolidated Statement of Income**

(€ millions)	2002	2001
Sales	568.4	782.9
Cost of sales	(372.7)	(526.7)
Selling, general and administrative expenses	(125.6)	(182.7)
Operating income	**70.1**	**73.5**
Financial expense, net	(39.4)	(41.8)
Amortization of goodwill	(33.0)	(31.9)
Exceptional items	(15.2)	(22.0)
Income taxes	(11.3)	(14.5)
Net loss before minority interests	**(28.8)**	**(36.7)**
Minority interests	(2.9)	(2.7)
Net loss	**(31.7)**	**(39.4)**

7.2 **VA Tech Schneider High Voltage GmbH**

a) **Consolidated Balance Sheet**

(€ millions)	At December 31	
	2002	2001
Goodwill	47.4	58.1
Non-current assets, net	72.4	79.5
Current assets and cash and equivalents	492.5	604.5
Total assets	**612.3**	**742.1**
Shareholders' equity excluding minority interests	73.6	104.3
Minority interests	0.5	0.5
Long-term debt (including provisions)	118.2	121.6
Current liabilities	420.0	515.7
Total liabilities and shareholders' equity	**612.3**	**742.1**

b) **Consolidated Statement of Income**

(€ millions)	**2002** *(2)*	**2001**
Sales	680.0	635.8
Operating income (loss)	**24.9**	**(5.1)**
Financial expense, net	(9.8)	(6.7)
Amortization of goodwill	(9.8)	(5.1)
Exceptional items	(20.7)	(21.2)
Income taxes	(3.0)	(3.8)
Net loss of fully consolidated companies	**(18.4)**	**(41.9)**
Provisional loss	(18.4)	(36.6)
Consolidation adjustments:		
Prior year adjustments	(5.3)	
Restructuring costs restated in acquisition accounting *(3)*		19.4
Other restatements on consolidation	0.3	4.4
Restated net loss	**(23.4)**	**(12.8)**

(1) Final audited net loss for the year ended December 31, 2001
(2) Provisional net loss for the year ended December 31, 2002
(3) Costs included in goodwill and amortized over 5 years

Note 8 – Other Financial Assets, Net

8.1 List of investments

(€ millions)	At December 31			
	2002			2001
	Cost	Reserves	Net	Net
I – Listed companies				
Digital Electronics Corporation	222.6	-	222.6	-
Finaxa	63.2	-	63.2	58.9
Clipsal Industries Holding Ltd	43.0	6.7	36.3	42.7
Gold Peak Industries Holding Ltd	10.6	2.5	8.1	10.6
Legrand (1)	1.0	-	1.0	4,015.2
Other listed investments	23.5	12.5	11.0	1.3
Total listed investments	**363.9**	**21.7**	**342.2**	**4,128.7**
II – Unlisted companies				
Comipar	16.4	16.4	-	-
SIAP	8.1	-	8.1	8.1
Paramer	7.3	1.3	6.0	6.0
Simak	5.5	1.0	4.5	4.5
Inari Inc	-	-	-	8.2
Control.com	4.8	4.8	-	3.8
Others (2)	31.9	11.8	20.1	22.5
Total unlisted investments	**74.0**	**35.3**	**38.7**	**53.1**
Total investments	**437.9**	**57.0**	**380.9**	**4,181.8**

(1) Shares to be exchanged against stock options held by Legrand senior executives.

(2) Valued at less than €3.0 million each.

8.2. Acquisition of Digital Electronics

On November 8, 2002, Schneider Electric SA made a public tender offer for Digital Electronics Corporation, a Japanese group listed on the Osaka Stock Exchange (Japan). At the close of the offer period, on December 18, 2002, Schneider Electric SA held 98.7% of Digital Electronics Corporation's capital, representing 7,680,680 shares. Settlement and delivery took place on December 26, 2002, for a total of €222.6 million.

Digital Electronics Corporation has a March 31 year-end. The following summary financial information has been extracted from the audited financial statements for the year ended March 31, 2002 and the six months ended September 30, 2002, prepared in accordance with Japanese accounting principles.

Income statement data have been converted at the average exchange rate for 2002 (EUR 1 = JPY 118.1) and balance sheet data at the 2002 year-end exchange rate (EUR 1 = JPY 124.4).

(€ millions)	March 2002* (12 months)	September 2002* (6 months)
Net sales	195.8	86.4
Operating income (loss)	10.5	(0.1)
Net income (loss)	**3.1**	**(0.6)**

	March 31, 2002*	September 30, 2002*
Shareholders' equity	87.4	84.1
Minority interests	3.9	6.4
Long-term debt	33.5	30.0
Other long-term liabilities	7.2	7.2
Other liabilities	67.2	74.5
Total Liabilities and Equity	**199.2**	**202.2**
Fixed assets (including goodwill)	88.8	87.0
Current assets	110.4	115.2
Total Assets	**199.2**	**202.2**

* Audited consolidated financial statements for the year ended March 31, 2002 and the six months ended September 30, 2002.

Digital Electronics Corporation is unable to produce consolidated financial statements in accordance with French accounting principles at December 31, 2002 and its balance sheet has therefore not been consolidated in the accounts of Schneider Electric. Based on the information available (shareholders' equity at September 30, 2002, restated for historical goodwill), the goodwill arising on the acquisition is estimated at approximately €130 million. This estimate does not include Digital Electronics' net income for the fourth quarter of calendar 2002, purchase accounting adjustments or fair value adjustments.

Schneider Electric SA has a period of 12 months from the date of acquisition to finalize the calculation of fair value adjustments and goodwill.

8.3. Sale of Legrand SA shares

Following a public exchange offer initiated on January 15, 2001, Schneider Electric SA held 98.1% of the capital of Legrand SA. In a decision dated October 10, 2001 (made in application of article 8.3 of the EU regulation on mergers), the European Commission prohibited Schneider Electric SA from merging with Legrand SA.

In a decision made in application of article 8.4 of the same regulation, the European Commission ordered Schneider Electric SA to sell substantially all of its interest in Legrand to the buyer of its choice and by any appropriate method, retaining a maximum of 5% of Legrand SA's capital. Schneider Electric was required to obtain Commission approval of any third party buyer to ensure that it was independent of Schneider Electric and to confirm its ongoing viability.

On July 26, 2002, Schneider Electric SA signed an agreement with Wendel Investissements and Kohlberg, Kravis, Roberts and Co to sell its interest in Legrand for €3,627 million.

The transaction was completed on December 10, 2002 subject to approval by the national and European Union competition authorities.

Based on the sale price of €3,627 million, Schneider Electric SA recorded a total loss of €1,788 million in its accounts for the year ended December 31, 2002. Part of this loss was covered by the €1,400 million provision carried in the balance sheet at December 31, 2001. The pre-tax negative impact on 2002 net income was therefore €388 million.

The terms of settlement of the transaction are as follows:

a) The buyers made a €3,477 million cash payment to Schneider Electric when the transaction was closed, on December 10, 2002.

b) Schneider Electric has granted the buyers a €150 million vendor line of credit paying interest at 5.5% (capitalized). This amount is repayable out of the proceeds from the sale of any portion of the buyers' current interest in Legrand, with any remaining balance due at the latest at the end of a period of 13 years.

In view of the interest rate on this loan, which exceeds the market rate, and the uncertainty concerning the timing of repayments, Schneider Electric currently considers that it would not be appropriate to discount the loan.

At the same time, Schneider Electric acquired from Legrand SA and certain of its subsidiaries a total of 3,323,849 Schneider Electric SA shares issued at the time of the July 2001 exchange (for an amount of €176.2 million). These shares, corresponding to treasury stock, have been eliminated from consolidated shareholders' equity.

As part of its public exchange offer for Legrand, Schneider Electric made a commitment to Legrand employees who held options to subscribe or purchase Legrand shares that it would exchange any common or preferred shares held upon exercise of said options for Schneider Electric shares, based on a parity of two Legrand common shares for seven Schneider Electric shares and four Legrand preferred shares for eleven Schneider Electric shares.

In addition, the sale contract for Legrand includes a mechanism providing for the resale by Schneider Electric of these Legrand common and preferred shares to Fimaf SA, an investment vehicle of the KKR-Wendel Investissement consortium.

If all of the options were to be exercised and all the resulting shares were tendered to the exchange offer, these two commitments would have the following impact:

1) Schneider Electric SA would exchange 225,072 Legrand common shares and 7,000 Legrand preferred shares for 807,002 Schneider Electric shares.

2) The resale price for all the Legrand common and preferred shares would be €45.4 million (see Note 8.1).

The net costs, excluding amounts rebilled, incurred in 2002 in connection with the sale of the interest in Legrand and the various appeals made to the European Court of Justice, amounted to approximately €9.5 million.

Out of the €1,788 million loss on the sale of the interest in Legrand, €171 million was set off against the 2002 income of the companies in the French tax group taxable at the standard rate. The resulting tax benefit amounted to €59 million.

The €1,617 million balance of the loss is expected to be utilized as follows:

- €310 million is expected to be carried back against prior years' taxable income, giving rise to a tax credit of €103 million.
- The balance will be set off against the future taxable income of the companies in the tax group.

A deferred tax asset of €453 million has been recognized in the consolidated financial statements at December 31, 2002, based on an assessment of the probability of the future tax benefits being realized and after discounting.

8.4 Market value of investments

(€ millions)	At December 31, 2002		
	% interest	Net carrying amounts	Market or estimated value
I – Listed companies			
Digital Electronics Corporation	98.7%	222.6	222.6
Finaxa	2.93%	63.2	106.0
Clipsal Industries Holding Ltd	18.69%	36.3	28.6
Gold Peak Industries Holding Ltd	11.50%	8.1	8.1
Legrand	0.03%	1.0	1.0
Other listed companies	N/A	11.0	11.0
Total listed investments		**342.2**	**377.3**
II – Unlisted companies			
SIAP	99.98%	8.1	8.1

Paramer	98.96%	6.0	6.0
Simak	98.50%	4.5	4.5
Other unlisted companies (1)	N/A	20.1	20.1
Total unlisted investments		**38.7**	**38.7**

(1) Valued at less than €3.0 million each.

8.5 Other investments

(€ millions)	At December 31			
	2002			2001
	Cost	Reserves	Net	Net
Loans to non-consolidated companies (1)	82.0	(0.9)	81.1	72.6
Other investments (2) (3)	176.3	(2.7)	173.6	232.5
Total	**258.3**	**(3.6)**	**254.7**	**305.1**

(1) Including MGE Finances SAS convertible bonds in an amount of €68.2 million at December 31, 2002 (see Note 20).

(2) Including prepaid contributions to Square D pensions plans in an amount of €212.7 million in 2001 and 0 in 2002.

(3) Including the vendor line of credit in connection with the sale of Legrand SA shares in an amount of €150.5 million at December 31, 2002 (see Note 8.3).

Note 9 - Inventories and Work in Process, Net

(€ millions)	At December 31	
	2002	2001
Raw materials	565.4	636.8
Work in process	263.4	272.9
Semi-finished and finished products	348.9	409.4
Goods	161.3	177.7
Inventories and work in process at cost	**1,339.0**	**1,496.8**
Reserves	(192.5)	(228.9)
Inventories and work in process, net	**1,146.5**	**1,267.9**

Note 10 - Trade Accounts Receivable, Net

All receivables in this item are due in less than one year

(€ millions)	At December 31	
	2002	**2001**
Accounts receivable	1,572.9	1,784.5
Notes receivable	359.6	353.8
Advance to suppliers	14.9	33.6
Accounts receivable, at cost	**1,947.4**	**2,171.9**
Reserves	(135.1)	(137.3)
Accounts receivable, net	**1,812.3**	**2,034.6**
Sold receivables (1)	**21.1**	**85.1**

(1) The main North American subsidiary of the Group, Square D Company, has a sale of receivables agreement under which it sells fractional interests in a pool of eligible short-term trade receivables, in an amount not to exceed €284 million ($250 million) at December 31, 2002. Square D Company sells participating interests in new receivables as existing receivables are collected. The purchaser's level of investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. Receivables of a certain age and uncollectible receivables are not eligible for inclusion in the pool. Under the terms of the agreement, Square D Company is obligated to pay fees, which approximate the purchaser's cost of issuing a comparable amount of commercial paper plus, certain administrative costs. Square D Company is contingently liable for the collection of a percentage of the receivables sold. Management believes that existing reserves are adequate to cover Square D Company's contingent liability under this agreement.

Trade receivables at December 31, 2002 and 2001 are stated net of sold receivables of €21.1 million ($20 million) and €85.1 million ($75.0 million) respectively.

Note 11 - Other Accounts Receivable and Prepaid Expenses

(€ millions)	At December 31				
	2002				2001
	Cost	Reserves	Net		Net
Operating receivables, tax credits and non-operating receivables	675.7	(40.3)	635.4		574.4
Prepaid expenses	308.2	(21.0)	287.2	(1)	98.3
Other	0.4		0.4		56.7
Total	**984.3**	***(61.3)***	**923.0**		**729.4**

(1) Including €226.2 million corresponding to the recognition of net actuarial losses related to the Square D and Schneider Electric UK pension plans, for an amount of €198.6 million and €27.5 million respectively, net of deferred taxes. These expenses are taken to the income statement for the employees' remaining service life (see Note 15).

Note 12 - Cash and Cash Equivalents

(€ millions)	At December 31	
	2002	**2001**
Mutual funds and equivalent	2,675.5	66.6
Other	73.9	67.6
Short-term investments at cost	**2,749.4**	**134.2**
Treasury shares (intended to stabilize the share price)	38.5	-
Treasury shares (intended to cover stock option exercises), net	46.5	50.9
Treasury shares, net	**85.0**	**50.9**
Money market instruments and short-term deposits	19.2	18.6
Cash and equivalents	360.4	375.8
Total cash and cash equivalents	**3,214.0**	**579.5**

Note 13 – Income Tax

Wherever possible, Group entities file consolidated tax returns. Schneider Electric files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries S.A.

13.1 Analysis of the tax expense for the year

(€ millions)	2002	2001
Current taxes		
France	(27.0)	(90.2)
International	(162.2)	(111.5)
Total	**(189.2)**	**(201.7)**
Deferred taxes		
France	444.4	25.2
International	39.8	(30.4)
Total	**484.2**	**(5.2)**
Total tax benefit (expense)	**295.0**	**(206.9)**

13.2. Reconciliation of taxes payable and pre-tax income

(€ millions)	2002	2001
Net income (loss)	**422.0**	**(986.4)**
Tax expense (benefit)	(295.0)	206.9
Minority interests	24.9	22.4
Less: net income of companies accounted for by the equity method	28.2	19.3
Pre-tax income	**180.1**	**(737.8)**
Statutory tax rate	*35.43%*	*36.43%*
Income tax liability (benefit) calculated at the statutory rate	**63.8**	**(268.8)**
Reconciliation items:		
Reserve on Legrand investment	(496.0)	510.0
Amortization of goodwill	65.0	61.7
Tax credits	(1.2)	(2.6)
Difference between French and foreign tax rates	(49.6)	(64.7)
Income taxable at reduced rates	(4.3)	(1.9)
Tax losses arising in current year	67.9	5.8
Use of tax loss carryforwards	53.0	-
Other permanent differences	6.4	(32.6)
Net tax expense (benefit)	**(295.0)**	**206.9**
Actual tax rate	**164%**	**(28%)**

The tax benefit recorded in 2002 relates to the loss on the sale of Legrand shares. The provision for impairment in value of these shares recorded in 2001 was not tax-deductible. Non-recognition of part of the deferred tax asset arising on this loss and the non-deductibility of goodwill amortization had the effect of increasing the effective tax rate. This effect was partly offset by the lower average foreign tax rates compared with the standard tax rate in France.

13.3 Deferred taxes

(€ millions)	At December 31 2002	2001
Temporary differences - assets		
Accruals for pensions	232.8	88.1
Other reserves/accruals	52.8	60.8
Allowance for doubtful debts and inventory losses	91.2	93.2
Restructuring provision	17.4	14.8
Capital gains or losses on assets	39.6	42.7
Tax loss carryforwards and tax credits	481.6	32.9
Other deferred tax assets	53.9	56.8
Total deferred tax assets	**969.3**	**389.3**
Valuation allowance	(25.4)	(23.9)
Total deferred tax assets, net	**943.9**	**365.4**
Temporary differences - liabilities		
Excess tax depreciation	(46.8)	(50.5)
Tax-driven reserves	(97.6)	(119.7)
Capital gains or losses on assets	(10.7)	(15.3)
Other deferred tax liabilities	(124.8)	(156.6)
Total deferred tax liabilities	**(279.9)**	**(342.1)**
Net deferred taxes	**664.0**	**23.3**

13.4 Net operating loss carryforwards

Tax losses carried forward expire as follows:

(€ millions)	
2003	9.7
2004	-
2005	310.0
2006 and beyond	993.9
Unlimited (1)	63.5
Total	**1,377.1**

(1) Including tax loss carryforwards of Schneider Automation GmbH in an amount of €54.9 million.

Note 14 – Shareholders' Equity

14.1 Capital

Capital stock

The Company's capital stock at December 31, 2002 amounted to €1,926,503,240, represented by 240,812,905 shares with a par value of €8, all fully paid up.At the Annual General Meeting of May 27, 2002, a total of 250,425,558 voting rights were attached to the 240,260,029 shares outstanding as of December 2001 (information published in the "BALO" legal gazette dated June 7, 2002).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital since December 31, 2000, through the exercise of warrants and stock options, the conversion of bonds and the tender in August 2001 of 98.1% of outstanding Legrand shares to the public exchange offer initiated by Schneider Electric SA.

	Number of shares issued or cancelled	Total shares outstanding	New capital	
Capital at December 31, 2000		**155,787,643**	**1,246,301 ,44**	**euros**
Shares issued in exchange for Legrand shares	84,241,055			
Conversion of Square D bonds	3,026			
Exercise of stock options	228,305			
Capital at December 31, 2001		**240,260,029**	**1,922,080,232**	**euros**
Conversion of Square D bonds	179,511			
Exercise of stock options	373,365			
Capital at December 31, 2002		**240,812,905**	**1,926,503,240**	**euros**

14.2 Ownership structure

	Dec. 31, 2002				**Dec. 31, 2001**		**Dec. 31, 2000**	
	Interest		Voting rights		Interest	Voting rights	Interest	Voting rights
	%	Number of shares	%	Number of voting rights	%	%	%	%
Historical shareholders (1)	5.73	13,821,870	10.23	25,087,156	7.2	12.65	10.55	18.46
Caisse des Dépôts et Consignations	3.99	9,609,467	5.21	12,784,467	3.92	5.06	6.28	5.88
Employees	3.11	7,500,924	5.85	14,353,006	3	5.68	4.51	7.57
Treasury stock (2) (3)	0.89	2,150,352	-	-	0.89 (3)	-	1.38	-
Intragroup cross shareholdings	6.73	16,195,736	-	-	3.94	-	5	-
Public	79.55	191,534,556	78.71	192,851,256	79.13	76.70	72.28	68.09
Total	100.00	240,812,905	100.00	245,075,885	100.00	100.00	100.00	100.00

(1) AGF – AXA – BNP Paribas – Société Générale – None of those shareholders exceed more than 5% of the voting right.
(2) Via Cofibel / Cofimines.
(3) Without treasury stock hold by Legrand.

14.3 Stock option plans

Outstanding options at December 31, 20002

	Plan no.9	Plan no.10	Plan no.11	Plan no.12	Plan no.13	Plan no.14	Plan no.15	Plan no.16	Plan no.17	Plan no.18	Plan no.19	Plan no.20
Date of Board Meeting	04.07.95	04.07.95	06.13.96	01.24.97	06.10.97	01.28.98	12.22.98	04.01.99	04.01.99	03.24.00	04.04.01	12.12.01
Type	S	S	S	S	S	P	P	P	P	P	S or P	S
Number of options utstanding at Dec. 31, 2001	476,200	174,380	411,945	1,251,000	685,600	1,014,200	46,700	1,013,400	1,044,500	1,421,200	1,557,850	1,600,000
Options granted to: - Corporate officers	-	-	-	-	-	-	46,700	85,600	107,400	126,000	205,500	100,000
- Ten top employee grantees	-	-	-	-	-	-	-	151,400	172,900	175,800	163,600	333,000
Starting date of exercise eriod	04.07.00	04.07.00	06.13.01	01.24.00	06.10.00	01.28.01	12.22.01	04.01.02	04.01.02	03.24.03	04.04.05	12.12.04
Expiration date	04.06.03	04.06.03	06.12.04	01.23.04	06.09.04	01.27.05	12.21.05	03.31.07	03.31.07	03.23.08	04.03.09	12.11.09
Subscription or purchase rice	24.93	24.93	35.37	35.67	44.52	50.77	50.86	50.73	50.73	65.88	68.80	51.76
Number of options exercised uring the year	113,400	123,510	56,185	52,800	27,470	3,500	-	-	-	-	-	-
Number of options cancelled uring the year	-	-	1,820	-	4,500	8,900	-	75,700	81,300	101,850	39,825	-
Number of options utstanding	362,800	50,870	353,940	1,198,200	653,630	1,001,800	46,700	937,700	963,200	1,319,350	1,518,025	1,600,000

S: Options to subscribe new shares
P: Options to purchase existing shares

14.4 Convertible bonds

In November 1992, Square D Company issued 25,000 convertible bonds with a principal amount of US$10,000 per bond. Each bond was originally convertible into 58.21 Schneider S.A. shares, subject to adjustments. In September 1993, Schneider S.A. merged with SPEP and the conversion ratio was changed to 116.42 shares per bond. Following the merger of Schneider S.A. (formerly SPEP) and Spie Batignolles in July 1995, the conversion ratio was changed again to 232.84 Schneider Electric S.A. shares per bond. The bonds pay interest at a rate of 7% per year (of which 5% is capitalized). Square D Company redeemed all outstanding bonds at 100% of the principal amount plus accrued interest on January 2, 2003.

During 2001 and 2002, 13 and 771 bonds respectively, were converted leading to the issuance of 3,026 and 179,511 Schneider Electric shares, respectively. At December 31, 2002, the 36 remaining bonds outstanding were redeemed.

14.5 Treasury shares

The Group has a share buyback program authorized by the shareholders at the ordinary general meeting held on May 6, 1999, and renewed by the shareholders at the ordinary annual general meetings held on May 5, 2000, June 11, 2001 and May 27, 2002. The purpose of the program is to stabilize the market price of the Group's shares, reduce dilution and optimize return on equity. This program provides for the purchase of a maximum of 10% of the capital stock for a period of up to eighteen months from May 27, 2002. As part of this program, 5,858,837 shares were purchased during the year ended December 31, 2002, for a total of €290.6 million. Of these, 901,559 were purchased to stabilize the share price for a total of €38.5 million. Schneider Electric shares owned by consolidated subsidiaries had a market value of €750.8 million at December 31, 2002. They are classified at cost as a deduction from retained earnings of €809.1 million and as cash and cash equivalents for the remaining portion, amounting to €46.5 million under treasury shares intended to cover stock option exercise and €38.5 million under treasury shares intended to stabilize the share price (see Note 12).

14.6 Change in foreign currency translation reserves

(€ millions)	2002
United States	(345.9)
Argentina	(13.4)
Brazil	(17.2)
Canada	(27.7)
China	(16.1)
United Kingdom	(6.7)
Other	(29.2)
TOTAL	**(456.2)**

14.7 Earnings per share

Fully diluted earnings per share are calculated by dividing net income, as adjusted for interest expense on the convertible debt, by the weighted-average number of common shares (minus shares repurchased by the Group) and share equivalents (represented by convertible bonds, to the extent that their conversion is probable) outstanding during the year in question. The dilutive impact of stock options is determined by calculating the number of shares that could be purchased on the open market using the funds obtained from the exercise of the options (treasury stock method - see Note 2.6).

14.7.1 Net earnings per share

(in euros per share)	2002		2001	
	Primary	**Diluted**	**Primary**	**Diluted**
Income from continuing operations	3.82	3.81	5.42	5.42
Exceptional items (see Note 22)	(2.21)	(2.20)	(8.51)	(8.51)
Income tax	1.28	1.28	(1.13)	(1.13)
Amortization of goodwill	(0.84)	(0.83)	(0.92)	(0.92)
Net income of fully consolidated companies	2.06	2.05	(5.14)	(5.14)
Net earnings per share	**1.83**	**1.82**	**(5.37)**	**(5.37)**

14.7.2 Earnings

(€ millions)

	2002		2001	
	Income from continuing operations	**Net income attributable to Schneider Electric SA**	**Income from continuing operations**	**Net income attributable to Schneider Electric SA**
Earnings	881.9	422.0	995.4	(986.4)

14.7.3 Determination of the share base used in calculation

(in thousands of shares)

	2002		2001	
	Primary	**Diluted**	**Primary**	**Diluted**
Common shares	230.661	230.661	183.786	183.786
Convertible bonds, stock options		741	-	N/A
Share base	**230.661**	**231.402**	**183.786**	**183.786**

Note 15 - Provisions for pensions and retirement obligations

The Group has set up certain plans covering pension benefits, life insurance and long-service awards for employees. These range from plans providing for the payment of a lump sum based on years of service to supplementary retirement plans and other multi-employer plans.

Payments made under defined contribution plans are recorded in the income statement in the year of payment. For defined benefit plans, the accrued or prepaid periodic pension cost is determined using the projected unit credit method and is recognized in accordance with local accounting standards in the countries concerned. Where necessary, these amounts are adjusted to comply with Group accounting policies.

In 2002, due to the sharp fall in the stock market indexes used as the benchmark for the majority of plan assets, the funded status of the plans was determined based on the accumulated benefit obligation instead of the projected benefit obligation, as was the case in the past. This led to the recognition of an additional minimum liability corresponding to the difference between the fair market value of the plan assets and the accumulated benefit obligation at December 31, 2002. An equivalent amount, net of deferred taxes, was recorded on the assets side of the balance sheet under "Other accounts receivable". This amount is equivalent to an actuarial difference or prepaid pension costs, that may be offset by an increase in the value of the plan assets, assuming that the stock market recovers.

Details of pension and other post-retirement benefit obligations and their funded status are as follows:

	Pensions			**Other post-retirement benefits**	
	2002	***Including Square D in 2002***	**2001**	**2002**	**2001**
(€ millions)					
1. Recognized assets and liabilities					
Intangible asset (net of tax)	38.3	*38.3*	-		
Pension asset	10.2		212.8	0.0	0.0
Prepaid pension cost	366.2	*326.8*	0.0	0.0	0.0
Accrued pension cost	(521.6)	*(160.1)*	(311.5)	(289.1)	(317.2)
Net recognized asset (liability)	**(107.0)**	***205.0***	**(98.8)**	**(289.1)**	**(317.2)**

The intangible asset of € 38.3 million represent the prior service costs to amortize. The accrued pension cost represent the acturial losses remaining to amortize.

	2002	***Including Square D in 2002***	**2001**	**2002**	**2001**
2. Components of periodic pension cost					
Service cost	51.4	*20.5*	38.5	8.9	9.5
Interest cost	94.0	*62.3*	100.8	28.2	26.3
Expected return on plan assets	(104.6)	*(88.5)*	(125.4)	0.0	0.0
Amortization of prior service cost	1.2	-	4.7	0.0	0.0
Amortization of initial obligation	3.6	*3.1*	3.9	0.1	0.0
Recognized net actuarial loss (gain)	5.7	*1.4*	1.9	-0.5	-0.2
Curtailments and settlements	-	-	1.9	6.8	1.9
Periodic pension cost (benefit)	**51.2**	***(1.2)***	**26.4**	**43.3**	**37.5**

3. Change in benefit obligation

	Pensions			Other post-retirement benefits	
	2002	*Including Square D in 2002*	2001	2002	2001
Benefit obligation at beginning of year	**1,615.16**	*912.7*	**1,456.2**	**411.0**	**375.2**
Service cost	51.4	*20.5*	38.5	8.9	9.5
Interest cost	94.0	*62.3*	100.8	28.2	26.3
Actuarial losses (gains)	49.2	*43.3*	29.1	0.0	0.0
Plan participants' contributions	3.0		3.6	0.0	0.0
Exceptional events (disposals, acquisitions)	(3.4)		(16.7)	0.0	0.0
Benefits paid	(52.7)	*(40.9)*	(48.2)	0.0	0.0
Translation adjustment	157.4	*(141.8)*	52.3	0.0	0.0
Benefit obligation at end of year	**1,599.9**	***856.0***	**1,615.6**	**448.0**	**411.0**

4. Change in plan assets

	2002	*Including Square D in 2002*	2001	2002	2001
Fair value of plan assets at beginning of year	**1,170.7**	***819.4***	**1,185.4**	**0.0**	**0.0**
Actual return on plan assets	(131.4)	*(99.3)*	(47.5)	-	-
Plan participants' contributions	3.0	-	3.6	-	-
Employer contributions	59.6	*53.6*	6.9	-	-
Exceptional events (disposals, acquisitions)	-	-	(0.8)	-	-
Benefits paid	(52.7)	*(41.0)*	(48.2)	-	-
Translation adjustment	(134.4)	*(122.3)*	71.3	-	-
Fair value of plan assets at end of year	**914.8**	***610.5***	**1,170.7**	**0.0**	**0.0**

5. Funded status

	2002	*Including Square D in 2002*	2001	2002	2001
Funded status	**(685.1)**	*(245.6)*	**(444.9)**	**(448.0)**	**-411.0**
Unrecognized actuarial (gains)/losses	545.9	*419.3*	303.9	159.6	94.5
Unrecognized prior service cost	33.0	*32.3*	45.9	(0.9)	(1.1)
Unrecognized initial liability	(0.9)	*(0.9)*	(3.7)	0.2	0.4
Net (liability)/asset recognized	**(107.0)**	*205.0)*	**(98.8)**	**(289.1)**	**(317.2)**

6. Actuarial assumptions

(Average rate for the Group)	**2 002**	**2 001**
Discount rate	4.95%	6.71%
Rate of compensation increase...........................	1.9 - 4.4%	2-5%
Expected return on plan assets............................	9.5%	**9.6%**

Note 16 – Provisions for Contingencies

(€ millions)	Dec. 31, 2001	Reclassifications	Allowances	Releases Unused	Releases Used	Changes in scope of consolidation	Translation adjustment	Dec. 31, 2002
Economic risks (a)	39.6						(3.0)	36.6
Customer risks (b)	92.2				(4.4)		(14.3)	73.5
Technical risks (c)	29.6	1.7	3.8	(5.2)	(12.2)			17.7
Other risks (d)	41.2	(0.1)	5.4					46.5
Total	**202.6**	**1.6**	**9.2**	**(5.2)**	**(16.6)**		**(17.3)**	**174.3**
Impact on								
Operating income		1.6	4.2	(5.2)	(16.6)			
Financial income (expense), net								
Exceptional items			5.0					

The Group records these reserves for identified potential losses. They are calculated either on a case by case basis or by a statistical or insurance coverage method.

a. **Economic risks:** Specific provisions have been accrued by the Group to cover identified tax risks raised in the course of tax audits performed by various local tax administrations. Additionally, these reserves include a specific amount for the potential loss on a receivable from a third party in connection with a tax audit. The third party was in charge of liquidating certain assets of the Group and suffered from the freeze of its cash under certain legal proceedings. Consequently, it became impossible to settle a tax audit and the Group lent the necessary amount to resolve it. The refund of such amounts could be questionable pending various court rulings and settlements.

b. **Customer risks:** Product liability reserves and other risks were recorded in the US in connection with risks related to products sold to customers and other third parties faced by Square D Company. Product liability represents claims that individuals file due to alleged defects in Square D Company's products.

c. **Technical risks:** Reserves are constituted on a statistical basis for product warranties beyond coverage provided by insurance. Such warranties rarely exceed 12 months and are classified as accrued expenses.

   The Group also recognizes technical risks in connection with product development and manufacturing.

   In 1996, the Group became aware that an electronic component contained in its Masterpact circuit breakers used principally in large industrial installations and in other facilities with substantial electricity requirements occasionally malfunctioned. In 1997, the Group determined that a third party manufactured the electronic component. In 1998, the Group initiated a broad-based product recall campaign.

   Because of its complexity, the Group created a special company, Spring, to manage the recall program. Since 1998, the Group has incurred product recall costs of €38.5 million in addition to administrative costs associated with the management of Spring of €6.7 million. The Group has replaced or repaired a substantial part of the defective components and anticipates that it will incur an additional €4.0 million before terminating the recall program some time during 2003.

   In April 2001, the Group became aware that one of its products, an emergency pushbutton installed on a wide range of machines, failed to function in certain circumstances. The Group initiated a comprehensive product recall program. As of December 31, 2002, the Group had located and repaired approximately 14% of the 2.2 million installed pushbuttons in the beginning. The Group reserve a total of €18.3 million for the entire product recall program. At December 31, 2002, an estimated reserve of €4.4 million remaine to cover replacement costs on the pushbutton still installed until the end of 2004, when the program will expire.

d. **Other risks** mainly include reserves recorded for potential losses on the sale of certain assets, notably in Germany, and reserves for potential losses on assets related to a foreign counterparty with which the Group is involved in a complex litigation since the restructuring of Spie Batignolles in 1995.

The remaining reserves for risks are locally identified, based on local management evaluations and estimates. These reserves apply to specific situations and cover a variety of risks, such as disputes, claims and various business risks.

Note 17 – Long and Short-Term Debt

Long-term borrowings consist of the following:

(€ millions)	At December 31	
	2002	2001
Convertible and non-convertible bonds	1,450.0	1,458.7
Perpetual bonds	148.3	179.7
Bank borrowings	177.1	273.1
Obligations under capital leases (Note 5.2)	12.1	14.5
Employee profit-sharing	9.5	9.7
Less current portion	(73.2)	(159.4)
Long-term debt	**1,723.8**	**1,776.3**

Short-term borrowings consist of the following:

(€ millions)	At December 31	
	2002	2001
Commercial paper	395.0	657.0
Accrued interest	33.3	33.5
Other	86.0	124.1
Bank overdrafts	58.7	121.7
Current portion of long-term debt	73.2	159.4
Short-term debt	**646.2**	**1,095.7**
Total	**2,370.0**	**2,872.0**

17.1 Breakdown by maturity

(€ millions)	At December 31	
	2002	2001
2002		1,095.7
2003	646.2	80.8
2004	1,077.8	1,045.9
2005	113.1	115.8
2006	32.5	34.8
2007	455.6	499.0
2008	2.5	
2009 and beyond	42.3	
Total	**2,370.0**	**2,872.0**

17.2. Breakdown by currency

(€ millions)	At December 31	
	2002	2001
Euro	2,138.7	2,594.4
US dollar (1)	21.9	48.6
British pound	-	10.9
Swedish krona (1)	-	79.0
Danish krona	120.3	
Other	89.1	139.1
Total	**2,370.0**	**2,872.0**

(1) Mostly local borrowings.

17.3. Main borrowings

The main consolidated borrowings, excluding overdrafts and short-term bank loans, are as follows:

(€ millions)	2002	Rate	Maturity
a) Perpetual bonds			
Schneider Electric Industries SA (formerly Merlin Gerin) (1)	**148.3**	Euribor + 0.7% fixed swapped	March 2006
b) Bonds			
Schneider Electric SA 2004	1,000.00	3.75% fixed	April 2004
Schneider Electric SA 2007	450	6.1275% fixed	October 2007
Total	**1,450.00**		
c) Other bank borrowings (all currencies)			
Bank loan (Schneider UK)	58.8	Variable swapped	December 2005
Syndicated loan (Lexel)	27.6	Fixed	December 2005
Industrial Revenue Bonds (Square D Company)	19.8	3.8% to 5.8%	Various 2020
Other loans (less than €20 million per loan)	70.9	Various	
Total	**177.1**		
d) Commercial paper (2)	**395.0**	Fixed	Refinanced overnight
e) Obligations under capital leases	**12.1**	Various	Over periods ranging from 15 to 20 years

(1) Perpetual bonds correspond to perpetual subordinated bonds redeemable in 15 years issued in 1991 by Merlin Gerin, for which the subordination clause has been canceled. The bonds were issued in principal amount of €457 million, generating net proceeds of €345 million. Most of the bonds issued were originally swapped for a fixed rate.

(2) Schneider Electric SA issues commercial paper on behalf of the entire Group. Confirmed lines of credit back the commercial paper program.

17.4 Ordinary bonds

On April 14, 1999, Schneider Electric issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million worth of bonds was issued at the same interest rate and with the same maturity. The second issue is treated as a second tranche of the first.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively.

All of these bonds are traded on the Euronext Paris and the Luxembourg stock exchange.

17.5 Other information

At December 31, 2002, the Group had unused confirmed credit lines of approximately €712 million. These lines of credit are effective until 2003-2006.

The borrowing contracts do not include clauses on deterioration of the credit rating, but borrowings may include clauses that require compliance with ratios. At December 31, 2002, the Group was compliant with those clauses.

Note 18 - Commitments

18.1 Commitments given

(€ millions)	At December 31	
	2002	**2001**
Contract counterguarantees (1)	203.7	225.7
Mortgages and collateral (2)	25.0	30.9
Guarantees	4.0	2.8
Other commitments given (3)	180.7	188.6
Total	**413.4**	**448.0**

(1) In certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and reasonably estimable.

(2) Certain loans are secured by securities lodged as collateral.

(3) Other commitments given primarily comprise letters of credit issued by the US subsidiary, Square D Company, and guarantees to some lessors that rental payments will be made until the end of the lease.

18.2 Commitments received

(€ millions)	At December 31	
	2002	**2001**
Guarantees	31.2	33.8
Total	**31.2**	**33.8**

18.3 Contingent liabilities

General Management is confident that balance sheet reserves for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on assets or income.

Note 19 – Financial Instruments

The Group uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, currency rates and metal prices.

19.1 Interest rates

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To reduce financing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.

19.2 Currency rates

Because of its international business base, the Group is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency. The subsidiaries must declare to central cash management all liabilities and debt denominated in a currency other than their functional currency. Central cash management is responsible for hedging significant net currency flows with forward purchase and sale contracts.

19.3 Metal prices

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum and nickel that are traded on the commodity markets.

Purchasing departments inform central cash management of their metal purchasing needs twice a year. Central cash management uses forward purchase contracts, swaps and options to hedge the related risk of fluctuations in metal prices.

19.4 Counterparty risk

In its hedging operations, the Group selects counterparties on the basis of (i) their financial soundness, reflected in particular by their short and long-term ratings and (ii) the size of the commitments entered into with each counterparty. Ceilings are set by counterparty and regularly reviewed.

19.5 Notional value of derivative instruments (off balance sheet)

(€ millions)	At December 31	
	2002	2001
Long-term interest rate swaps	568.7	571.4
Cap/floors	-	64.5
Forward purchases and sales of foreign currencies	611.3	608.0
Currency options	-	0.4
Metal price hedges - futures	92.5	124.7
Metal price hedges - options	10.3	298.4
Total	**1,282.8**	**1,667.4**

The amount corresponding to options has been determined by aggregating the absolute value of puts and calls. For tunnels, the nominal amount has been taken into account only once.

The main interest rate swaps concern the following financial instruments:
a) SEISAS: perpetual bonds (€392.2 million at December 31, 2002).
b) SESA: commercial paper (€55 million)
c) SE (UK) Ltd: lines of credit (2 swaps on an amount of €58.8 million)

19.6 Forward hedging positions by currency

(€ millions)	At December 31, 2002	
	Purchases	Sales
USD	472.5	220.8
AUD	54.6	
NZD	12.5	
DKK	124.1	4.9
CHF	20.0	2.2
SEK	8.5	
GBP	54.5	2.0
ZAR	11.6	
JPY	3.5	7.5
HUF	5.8	
HKD	26.4	
NOK	3.5	
CAD	9.6	
SGD	15.7	
Other	29.0	3.1
Total	**851.8**	**240.5**

19.7 Market value of financial instruments (on and off balance sheet)

(€ millions)	At December 31, 2002	
	Book value	Market value
Perpetual bond rate swaps	-	(102.1)
Other swaps, caps and collars	-	(6.2)
Forward purchases and sales of foreign currencies	-	(158.3)
Metal price hedges	-	(7.9)
Derivative instruments	**-**	**(274.5)**
Non-consolidated investments	380.9	405.0
Cash and marketable securities	3 214.0	3 214.0
Other financial assets	254.7	254.7
Bonds	(1,450.0)	(1,493.0)
Syndicated loan (Lexel)	(27.6)	(29.1)
Perpetual bonds	(148.3)	(148.3)
Other borrowings	(744.1)	(744.1)
Other financial instruments	**1,479.6**	**1,459.2**
Total	**1,479.6**	**1,184.7**

The breakdown by interest rate of medium and long-term debt, totaling €1,797 million at December 31, 2002, is as follows:
- Less than 7% €1,642 million
- Between 7 and 11 % €155 million

The fair value of swaps is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

For other derivative instruments, fair value has been obtained from third-party banks.

Note 20 – Related party transactions

Transactions with related parties (mainly equity affiliates) primarily affect the following accounts:

(€ millions)	At December 31	
	2002	**2001**
Income statement		
Sales	6.1	20.9
Cost of sales	(0.4)	(6.4)
Other operating income and expense	1.1	-
Financial income (expense)	3.2	3.1
Exceptional items	-	(25.0)
Balance sheet		
Loans (1)	68.2	65.4
Trade receivables	1.3	6.3
Other accounts receivable	-	2.9
Long-term debt	-	1.9
Other accounts payable	-	25.0
Off balance sheet commitments		
Commitments given	1.3	-
Commitments received	-	-

(1) Loans include MGE Finances convertible bonds in an amount of €68.2 million, of which €8.2 million in capitalized interest, as of December 31, 2002. The convertible bonds' subscription date was April 20, 2000 and interest rate is 5% per year. The redemption date is either ten years after the date of issue or the early redemption date, whichever comes first. In the case of full conversion of the bonds, MGE Finances would be owned 46.1% by the Group (compared to 32.29% as of December 31, 2002).

Note 21 – Financial Income (Expense), Net

(€ millions)	2002	2001
Interest income	**24.6**	**26.5**
Interest expense	**(147.1)**	**(164.8)**
Exchange gains (losses), net	(24.2)	14.4
Dividend income	36.9	41.6
Net gains (losses) on sales of marketable securities	3.1	(19.7)
Valuation allowance (marketable securities)	(25.0)	9.2
Other	(26.1)	(28.1)
Other financial income (expense), net	**(35.3)**	**17.4**
Total	**(157.8)**	**(120.9)**

Interest income and expense consist solely of income and expense relating to financial debts and receivables (including cash and cash equivalents).

Note 22 – Exceptional Items

(€ millions)

	2002	2001
Divestment of Legrand (a)	(397.7)	(1,400.0)
Restructuring costs (b)	(107.0)	(59.6)
Reserves for impairment of value	11.6	(50.5)
Cost incurred and reserves in connection with tax litigation	12.9	(18.0)
Gains (losses) on disposal of assets (c)	5.8	(20.2)
Argentina (devaluation of the peso)	(7.7)	(9.1)
Other	(27.1)	(6.5)
Total	**(509.2)**	**(1,563.9)**

In 2002, the principle components in this item were as follows:

a) Legrand

The Group recorded an exceptional loss of €397.7 million on the sale of its Legrand shares on December 10, 2002. This total comprises a capital loss of €1,788.2 million, a provision reversal in an amount of €1,400 million and related expenses and fees net of re-billed costs in an amount of €9.5 million. (See Note 8.3).

b) Restructuring

The Group pursued its restructuring programs in 2002 to enhance market performance and right-size production resources in a difficult global business environment. The main regions concerned were:

- North America, where restructuring costs amounted to €72.4 million. Actions under way in this region include plant closures, transfers and production line optimization measures. In particular, the Group launched a vast restructuring plan in the Automation business to transfer production resources from the US to Europe and to concentrate R&D in France and the US. This plan was implemented in 2002 and will continue in 2003.

- Europe, where restructuring costs totaled €30.5 million. Measures focused on combining sites (Telford, UK), optimizing production lines (Vanossi in Italy) and closing production facilities (Gülstein in Germany).

Restructuring was more limited in the rest of the world, with costs amounting to €4.1 million.

c) Gains and losses on disposal of assets

In December 2002, Schneider Electric sold its nuclear unit, based in Grenoble, France, to Data Systems and Solutions, netting a capital gain of €15.6 million. Liquidation of Inari on December 30, 2002 generated a capital loss of €8.2 million.

Note 23 – Geographic and Business Segment Information

a) Breakdown by region

Sales (in %)	**2002**	**2001**
Europe	51	50
North America	29	31
International	20	19
Total	**100**	**100**

Operating margin (in %)	**2002**	**2001**
Europe	12.6	12.6
North America	8.2	8.0
International	13.6	13.5
Average operating margin	**11.5**	**11.4**

b) Breakdown by business:

Sales (in %)	**2002**	**2001**
Electrical distribution	70	70
Industrial control and automation	30	30
Total	**100**	**100**

Operating margin (in %)	**2002**	**2001**
Electrical distribution	12.2	12.5
Industrial control and automation	9.6	8.7
Average operating margin	**11.5**	**11.4**

Note 24 - Employees

The average temporary and permanent workforce breaks down as follows:

(Number of employees)	**2002**	**2001**
Production	36,151	39,036
Administration	38,663	39,714
Total average number of employees	**74,814**	**78,750**
Europe	44,078	45,478
North America	17,625	20,109
International	13,111	13,163

Note 25 - List of Consolidated Companies

25. List of Consolidated Companies

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
France		
Fully consolidated		
Ateliers de Constructions Electriques de Grenoble - ACEG	100.00	100.00
Auxibati SCI	100.00	100.00
BCV Technologies	100.00	100.00
Boissière Finance	100.00	100.00
Citef SAS	100.00	100.00
Crouzet Automatismes (sub-group)	100.00	100.00
Distrelec	100.00	100.00
E-Business @ Schneider Electric SAS	100.00	100.00
Electro Porcelaine	100.00	100.00
Elkron France	100.00	100.00
Etablissements Bardin	100.00	100.00
Euromatel	100.00	100.00
France Transfo	100.00	100.00
Infra +	38.08	38.08
Le Moule Métallique	100.00	100.00
Machines Assemblage Automatique	*100.00*	*0.00*
Mafelec	100.00	100.00
Materlignes	100.00	100.00
Merlin Gerin Alès	100.00	100.00
Merlin Gerin Alpes	100.00	100.00
Merlin Gerin Loire	100.00	100.00
Muller & Cie	100.00	100.00
Normabarre	100.00	100.00
Num SA	100.00	100.00
Berger Lahr Positec Sarl	100.00	100.00
Prodipact	100.00	100.00
Rectiphase	100.00	100.00
SAE-Gardy	100.00	100.00
Sarel Appareillage Electrique	99.00	99.00
Schneider Automation SA	100.00	100.00
Schneider Electric Industries SAS	100.00	100.00
Schneider Electric SA (Parent company)	100.00	100.00
Schneider Electrique Foncière SAS	100.00	100.00
Schneider Toshiba Inverter Europe SAS	60.00	60.00
Schneider Toshiba Inverter SAS	60.00	60.00
SCI du Pré Blanc	100.00	100.00
Simelectro	100.00	100.00
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	100.00	100.00
Société d'Application Electro-Mécanique - SAEM	100.00	100.00
Société Dauphinoise Electrique - SDE	100.00	100.00
Société Electrique d'Aubenas - SEA	100.00	100.00
Société Française Gardy SA	100.00	100.00
Sorhodel	100.00	100.00
Sovalmo	100.00	100.00
SPEI	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Spie-Capag	100.00	100.00
Spring SA	100.00	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	100.00	100.00
Transfo Services	100.00	100.00
Usibati SCI	100.00	100.00
Proportionally consolidated		
Easy Plug SAS (sub-group)	50.00	50.00
Accounted for by the equity method		
MGE Finances SAS (sub-group)	32.29	32.29
Delta Dore Finance SA (sub-group)	20.00	20.00
Rest of Europe		
Fully consolidated		
Berger Lahr GmbH & Co KG (Germany)	100.00	100.00
Berger Lahr Positec GmbH & Co KG (Germany)	100.00	100.00
Berger Lahr Services GmbH (formerly Schneider Electric Motion GmbH) (Germany)	100.00	100.00
Bub GmbH (Germany)	Merger	100.00
Gerhard Berger GmbH & Co KG (Germany)	100.00	100.00
May Steffens (Germany)	Merger	100.00
Num Guttinger GmbH (Germany)	100.00	100.00
Sarel GmbH (Germany)	99.00	99.00
Schneider Automation GmbH (Germany)	100.00	100.00
Schneider Electric GmbH (Germany)	100.00	100.00
Schneider Electric Motion GmbH (formerly Positec Automation International GmbH) (Ge	100.00	100.00
Schneider Factoring GmbH (Germany)	100.00	100.00
Selectron Systems GmbH (Germany)	100.00	100.00
Berger Lahr Positec GmbH (Austria)	51.00	51.00
Schneider Electric Austria GmbH (Austria)	100.00	100.00
Cofibel (Belgium)	100.00	100.00
Cofimines (Belgium)	100.00	100.00
Schneider Electric NV/SA (Belgium)	100.00	100.00
Schneider Electric Bulgaria (Bulgaria)	100.00	100.00
Schneider Electric Ltd (Croatia)	100.00	100.00
Hano Elektroteknik A/S (Denmark)	100.00	0.00
Schneider Electric AS Denmark (Denmark)	100.00	100.00
EFI Electronics Europe SL (Spain)	100.00	100.00
Himel SA (Spain)	100.00	100.00
Mesa SA (Spain)	100.00	100.00
Schneider Electric España (Spain)	100.00	100.00
Telenum (Spain)	100.00	100.00
Schneider Electric Oy (Finland)	100.00	100.00
Ajax Electrical Ltd (United Kingdom)	51.00	51.00
Avenue Solutions Limited (United Kingdom)	100.00	0.00
Berger Lahr Positec Ltd (United Kingdom)	100.00	100.00
Capacitors Ltd (United Kingdom)	100.00	100.00
Num UK (United Kingdom)	100.00	100.00
Sarel Ltd (United Kingdom)	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Schneider Electric (UK) Ltd (United Kingdom)	100.00	100.00
Schneider Ltd (United Kingdom)	100.00	100.00
Westinghouse Systems (United Kingdom)	100.00	100.00
Yorkshire Switchgear Group Ltd (United Kingdom)	100.00	100.00
Schneider Electric AE (Greece)	100.00	100.00
Merlin Gerin Zala (Hungary)	100.00	100.00
Prodax (Hungary)	100.00	100.00
Schneider Electric Hungeria Villamassagi RT (Hungary)	100.00	100.00
Schneider Electric Ireland Ltd (Ireland)	100.00	100.00
Schneider Electric Manufacturing Celbridge (Ireland)	100.00	100.00
Square D Company Ireland Ltd (Ireland)	100.00	100.00
Num SpA (Italy)	100.00	100.00
Pamoco Srl (Italy)	100.00	100.00
SAIP Srl (Italy)	100.00	100.00
Schneider Electric SpA (Italy)	100.00	100.00
Schneider Global Services (Italy)	100.00	0.00
Schneider Italy SpA (Italy)	100.00	100.00
Schyller Srl (Italy)	100.00	100.00
Schneider Electric Industries Italia SpA (Italy)	100.00	100.00
Schneider Electric Norge A/S (Norway)	100.00	100.00
Schneider Electric BV (Netherlands)	100.00	100.00
Schneider Logistics BV (Netherlands)	100.00	100.00
Schneider Electric Industries Polska SP (formerly Schneider Electric Bukowno) (Poland)	100.00	100.00
Schneider Electric Polska SP (Poland)	100.00	100.00
Schneider Electric Portugal Lda (Portugal)	100.00	100.00
Schneider Electric Romania Srl (Romania)	100.00	100.00
UralElektroKontactor (Russia)	90.00	0.00
ZAO Schneider Electric (Russia)	100.00	100.00
Schneider Electric Ltd (Slovenia)	100.00	100.00
Schneider Electric Slovakia Spol SRO (Slovakia)	100.00	100.00
Delta Elektriska AB (Sweden)	100.00	100.00
Num Norden (Sweden)	100.00	100.00
Schneider Electric AB (Sweden)	100.00	100.00
Berger Lahr Positec AG (Switzerland)	100.00	100.00
Feller AG (Switzerland)	83.7	83.7
Num Guttinger AG (Switzerland)	100.00	100.00
Schneider Electric Finances (Switzerland)	100.00	100.00
Schneider Electric Suisse AG (Switzerland)	100.00	100.00
Selectron Electronicservice AG (formerly Selectron Services AG) (Switzerland)	100.00	100.00
Selectron Systems AG (Switzerland)	Merger	100.00
Schneider Electric AS (Czech Republic)	98.27	98.27
Schneider Electric SRO (Czech Republic)	100.00	100.00
Schneider Electric Ukraine (Ukraine)	100.00	100.00
Schneider Electric Jugoslavija doo (Yugoslavia)	100.00	0.00
Accounted for by the equity method		
Va Tech Schneider High Voltage GmbH (Austria)	40.00	40.00

North America

Fully consolidated

Cofimines Overseas Corporation (Canada)	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Schneider Canada Inc. (Canada)	100.00	100.00
Industricas Electronias Pacifico SA de CV (Mexico)	100.00	100.00
Schneider Electric Mexico SA de CV (Mexico)	100.00	100.00
Square D Company Mexico SA de CV (Mexico)	100.00	100.00
Berger Lahr Motion Technology Inc. (United States)	100.00	100.00
E-Business @ Schneider Electric Inc. (United States)	100.00	100.00
EFI Electronics Inc. (United States)	100.00	100.00
Num Corporation (United States)	100.00	100.00
Palatine Hills Leasing Inc. (United States)	80.00	80.00
Power Distribution Services Inc. (United States)	100.00	100.00
Powerbox Solutions LLC (W.A. Brown) (United States)	100.00	100.00
Quantronix Inc (United States)	100.00	100.00
Schneider Automation Inc. (United States)	100.00	100.00
Schneider Electric Holdings Inc. (United States)	100.00	100.00
SNA Holdings Inc. (United States)	100.00	100.00
Square D Company (United States)	100.00	100.00
Square D Holdings One, Inc. (United States)	100.00	100.00
Square D Investment Company (United States)	100.00	100.00
Square D Receivables, LLC (United States)	100.00	0.00
Veris Industries LLC (United States)	100.00	100.00

Rest of World

Fully consolidated

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Merlin Gerin SA (Pty) Ltd (Conlog business) (South Africa)	100.00	100.00
Schneider Automation Pty Ltd (South Africa)	100.00	100.00
Schneider Electric South Africa Pty Ltd (South Africa)	100.00	100.00
Schneider Electric Algeria SARL (Algeria)	100.00	100.00
EPS Ltd (Saudi Arabia)	49.00	49.00
Plasnavi SA (Argentina)	100.00	100.00
Schneider Electric Argentina (Argentina)	100.00	100.00
Nu-Lec Industries Pty Ltd (Australia) (sub-group)	100.00	100.00
Schneider Electric Australia Pty Ltd (Australia) (sub-group)	100.00	100.00
Palatine Ridge Insurance Company Ltd (Bermuda)	100.00	100.00
SHL (Bermuda)	100.00	100.00
Primelectrica (Brazil)	100.00	100.00
Schneider Electric Brasil Ltda (Brazil)	100.00	100.00
Schneider Electric Chile SA (Chile)	99.96	99.96
Schneider Beijing Low Voltage (China)	95.00	95.00
Schneider Beijing Medium Voltage (China)	95.00	95.00
Schneider Busway (Guangzhou) Ltd (formerly Schneider Swire (Guangzhou) Electrical E	95.00	48.94
Schneider Electric China Invest Co Ltd (China)	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd (China)	75.00	75.00
Schneider Electric Supply Beijing Co Ltd (China)	100.00	100.00
Schneider Shanghaï Industrial Control (China)	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus (China)	60.00	60.00
Schneider Shanghaï Power Distribution Electric App. (China)	80.00	80.00
Schneider Shanghaï Supply Components Ltd (China)	100.00	100.00
Schneider (Suzhou) Drives Company ltd (China)	90.00	0.00
Tianjin Merlin Gerin Co Ltd (China)	60.00	60.00
Schneider de Colombia SA (Colombia)	79.98	79.98
SEP Le Guavio (Colombia)	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Samwha EOCR Co. Ltd (South Korea)	80.00	0.00
Schneider Electric Korea Ltd (South Korea)	100.00	100.00
Schneider Centroamerica SA (Costa Rica)	100.00	100.00
Schneider Electric Distribution Company (Egypt)	78.23	0.00
Schneider Electric Egypt SA (Egypt)	81.49	81.00
Schneider Electric FZE (United Arab Emirates)	100.00	100.00
Schneider Busway Limited (formerly Schneider Swire Ltd) (Hong Kong)	100.00	51.00
Schneider Electric Hong Kong Ltd (Hong Kong)	100.00	100.00
Square D Foreign Sales Corporation (Virgin Islands)	100.00	100.00
Schneider Electric India Private Ltd (India)	100.00	100.00
PT Schneider Electric Indonésia (Indonesia)	100.00	100.00
Schneider Electric Manufacturing Batam (Indonesia)	80.00	80.00
Schneider Electric Industries Iran (Iran)	67.00	67.00
Telemecanique Iran (Iran)	100.00	100.00
Schneider Electric Japan Ltd (Japan)	100.00	100.00
Toshiba Schneider Electric Ltd (Japan)	60.00	60.00
Toshiba Schneider Inverter Corp. (Japan)	29.40	29.40
Schneider Electric Morocco (Morocco)	100.00	100.00
PDL Holdings Ltd (New Zealand) (sub-group)	Merger	100.00
Schneider Electric (NZ) Ltd (New Zealand)	Merger	100.00
Schneider Electric New Zealand Holdings Ltd (New Zealand) (sub-group)	100.00	100.00
Cofimines Overseas Corporation (Panama)	100.00	100.00
Schneider Electric Peru SA (Peru)	100.00	100.00
Schneider Electric Philippines Inc (Philippines)	100.00	100.00
PDL Electric (S) Pte Ltd (Singapore) (sub-group)	100.00	0.00
Schneider Electric Export Services (Singapore)	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Singapore Pte Ltd (Singapore)	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd (Singapore)	100.00	100.00
Schneider Electric Taiwan Co Ltd (Taiwan)	100.00	100.00
Schneider Electric Thailand Co Ltd (Thailand)	100.00	100.00
Schneider Thailand Ltd (Thailand)	100.00	100.00
Square D Company Thailand Ltd (Thailand)	100.00	100.00
Schneider Elektrik AS (Turkey)	100.00	100.00
Schneider Electric Venezuela SA (Venezuela)	91.88	91.88
Schneider Electric Vietnam Ltd (Vietnam)	100.00	100.00
Accounted for by the equity method		
EFI Asia Pacific Pte Ltd (JV) (Singapore)	50.00	50.00
Schneider Electric Malaysia Sdn Bhd (Malaysia)	30.00	30.00
Schneider Scott & English Electric Sdn Bhd (Malaysia)	100.00	14.70

LEXEL A/S GROUP

Lexel Electric GmbH Elektrotechnik (formerly ELSO GmbH) (Germany)	100.00	100.00
Thorsman GmbH (Germany)	100.00	100.00
ESMI A/S (formerly Dalcotech A/S) (Denmark)	100.00	100.00
Elmat ApS (Denmark)	100.00	100.00
JO JO A/S (Denmark)	100.00	100.00
JO-EL A/S (Denmark)	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Lexel A/S (Denmark)	100.00	100.00
Lexel Electric A/S (Denmark)	100.00	100.00
Lexel Holding A/S (Denmark)	0.00	100.00
Lexinvest A/S (Denmark)	100.00	100.00
LK A/S (Denmark)	100.00	100.00
LK Engineering A/S (Denmark)	100.00	100.00
Polam Holding Denmark A/S (Denmark)	0.00	100.00
A/S Lexel Electric (Estonia)	100.00	100.00
Elari Oy (Finland)	100.00	100.00
Elko Suomi Oy (Finland)	100.00	100.00
I-Valo (Finland)	100.00	100.00
JO-EL Finland Oy (Finland)	100.00	100.00
Oy Esmi AB (Finland)	100.00	100.00
Oy Lexel Electric AB (Finland)	100.00	100.00
Oy Lexel Finland AB (Finland)	100.00	100.00
Alombard Finance SA (France)	99.99	99.99
Alombard SA (France)	99.88	99.88
Scanelec SA (France)	99.99	99.99
Grawater Ltd (United Kingdom)	100.00	100.00
Grawater of Wakefield Ltd (United Kingdom)	100.00	100.00
JO EL Electric Ltd (United Kingdom)	100.00	100.00
JO JO (UK) Ltd (United Kingdom)	100.00	100.00
JO JO Products Ltd (United Kingdom)	100.00	100.00
Lexel Holdings Ltd (United Kingdom)	100.00	100.00
MITA (UK) Ltd (United Kingdom)	100.00	100.00
MITA Holdings Ltd (United Kingdom)	100.00	100.00
Thorsman Ltd (United Kingdom)	100.00	100.00
Walker Mainstay Ltd (United Kingdom)	100.00	100.00
LK India Private Ltd (India)	80.67	80.67
Thorsman Ireland Ltd (Ireland)	100.00	100.00
Thorsman Sales Ireland Ltd (Ireland)	100.00	100.00
Ahlstrom – Remlr Elektra SIA (Latvia)	100.00	100.00
Lexel Elektropreces SIA (Latvia)	100.00	100.00
UAB Lexel Electric (Lithuania)	100.00	100.00
ELKO A/S (formerly Elektrokontakt A/S) (Norway)	100.00	100.00
Elko Holding AS (Norway)	0.00	100.00
ESMI AS (Norway)	100.00	100.00
Lexel Electric A/S (Norway)	100.00	100.00
Lexel Holding Norway AS (Norway)	100.00	100.00
Norwesco AS (Norway)	100.00	100.00
Telesafe AS (Norway)	100.00	100.00
Wibe Stiger A/S (Norway)	100.00	100.00
Polam Holding BV (Pays-Bas)	100.00	100.00
Polinsta Holding B.V. (Netherlands)	100.00	100.00
Sandas Montage BV (Netherlands)	100.00	100.00
Stago BV (Netherlands)	100.00	100.00
Stago Production BV (Netherlands)	100.00	100.00
Stago Thorsman BV (Netherlands)	100.00	100.00
ELDA Szczecinek SA (Poland)	99.99	99.99
Eltra S.A. (Poland)	100.00	91.33
Wibe Polska S.z.p.o.o (Poland)	100.00	100.00

	Percent interest Dec. 31, 2002	Percent interest Dec. 31, 2001
Eltra Kaliningrad Sp.zo.o (Russia)	Liquidation	Liquidation
OOO Ahlstrom Elektromaterialy (MOW) (Russia)	100.00	100.00
ZAO Lexel Elektromaterialy (SPB) (Russia)	100.00	100.00
AB Elektrokontakt EKT (Sweden)	100.00	100.00
AB Wibe (Sweden)	100.00	100.00
EFAB Electric AB (Sweden)	100.00	100.00
ELJO AB (Sweden)	100.00	100.00
ESMI AB (Sweden)	Liquidation	100.00
ESMI Multi Signal AB (formerly Multi Signal AB) (Sweden)	100.00	100.00
Exportvärden AB (Sweden)	100.00	100.00
Hebo-Verken AB (Sweden)	Liquidation	100.00
J.O. Sverige AB (Sweden)	100.00	100.00
JO JO AB (Sweden)	Lliquidation	100.00
Lexel AB (Sweden)	100.00	100.00
Lexel Electric AB (Sweden)	100.00	100.00
Multi Signal Service AB (Sweden)	Liquidation	100.00
Thorsman & Co AB (Sweden)	100.00	100.00
Thorsman Växjö AB (Sweden)	100.00	100.00
Wibe Holding AB (Sweden)	100.00	100.00
Wibe Stegar AB (Sweden)	100.00	100.00
Wibe Stegar Holding AB (Sweden)	100.00	100.00
Lexel Electric a.s (formerly Lexel Amperie) (Czech Republic)	100.00	51.00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS (Turkey)	100.00	100.00

january 22, 2003

2002 consolidated sales: 9.1 billion euros. Activity in line with Group expectations

Rueil Malmaison (France), January 22, 2003 – As of December 31, 2002, consolidated sales of Schneider Electric amounted to 9,061 million euros, down 7.8% compared to the same period in 2001. As expected, the downturn in full-year business activity on a constant structural and currency basis amounted to –5.2%.

In the fourth quarter 2002, sales amounted to 2,217 million euros, down 2.5% on a constant structural and currency basis compared to the same quarter in 2001. Sales excluding currency and structural effects have been relatively stable over the last three quarters, while the trend in product orders has improved slightly.

Sales breakdown by geographic area was as follows :

(million euros)	4th Quarter 2002 Sales	Change vs Q4 01 (constant)	Change vs Q4 01 (current)
Europe	1,182	-5.0%	-4.5%
North America	572	-6.0%	-17.8%
Rest of the world	463	+8.9%	-5.6%
Total	**2,217**	**- 2.5%**	**-8.5%**

On a current structural and currency basis, fourth quarter 2002 sales compared to the same quarter in 2001 were affected by a 145 million euros unfavorable exchange rate effect mainly due to the continued rise of Euro against US Dollar and most of the other currencies. The change in perimeter impact is non significant this quarter.

Although business trend remains more difficult in industrial automation than in low voltage, the gap tended to reduce at the end of the year. Medium voltage projects are more challenging, particularly in North America, where the markets are still difficult.

In **Europe**, fourth quarter 2002 sales were down 5.0% compared to the same period in 2001 in a mixed business environment.

Recovery in sales is confirmed in Eastern Europe, which reported full-year growth, as did Spain which reported growth in each quarter. Northern Europe change was also positive in the fourth quarter.

In France, fourth quarter sales were down 10.5% compared to the same quarter in 2001, but remained stable as regards the three previous quarters. The decrease compared to last year was mainly due to lower invoicing in medium voltage contracts at the end of the year.

In the other key countries (Italy, United Kingdom) and in Germany, there was no notable trend in sales, which generally remained at the level of the previous quarter.

In **North America**, fourth quarter 2002 sales were down 6.0% compared to the same period in 2001. The few signs of a recovery noted in the previous quarter have not been confirmed at this stage: more specifically, the non-residential building market suffered another downturn, while there was a slowdown in growth in the residential sector.

In the **Rest of the World**, representing now more than 20% of total Group turnover, sales grew 8.9% in the fourth quarter 2002 compared to the same period in 2001 and maintained a buoyant growth rate, particularly in China and the Pacific region. These two areas, as well as the Africa/Middle East region reported significant growth throughout the year. Moreover, the upturn in sales was confirmed in the fourth quarter in Southeast Asia and, to a lesser extent, in South America.

****

Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric commented on the Group's business in the fourth quarter as follows :

« There was no significant change in Schneider Electric's markets during the fourth quarter 2002 and they remained disappointing in the industrialized countries. Despite this downturn in the business environment compared to the year 2001, Schneider Electric is expecting to achieve in 2002 an operating margin rate around last year's performance. The Group will therefore have succeeded in improving its operating performance significantly in the second half-year due to the first effects of its productivity plans. »

****

Schneider Electric will publish its full-year earnings for 2002 on March 6, 2003.

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Modicon, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructures markets. Schneider Electric generated sales of EUR 9.1 billion in 2002 in 130 countries.

Download the pdf version of financial information (186 Ko)

january 15, 2003

Schneider Electric sells its nuclear business to Data Systems&Solutions

As announced in September 2002, Schneider Electric has finalized the sale of its nuclear business, based in Grenoble (France), to Data Systems and Solutions (a joint venture formed in 1999 between Rolls Royce in the UK and Science Applications International Corporation in the US), which provides integrated information technology based asset management solutions to aviation and nuclear power customers. The nuclear business generates sales of around EUR 20 million and employs 200 people.

This divestment is an illustration of Schneider Electric's strategy to focus on its businesses with a worldwide leadership position. It will also provide the divested business the support it needs to continue its growth.

january 7, 2003

Operating excellence at Schneider Electric : real potential for improving the gross margin

Schneider Electric launched its new company program in March 2002, **New Electric World** (NEW2004) intended to help the Group succeed by defining specific goals : Be more customer centric, Be committed to quality, Be more global, Increase our people's commitment, Think innovation, Develop corporate community responsibility. The Group also set some performance targets : **achieve a gross margin of 43.5% and an operating margin of 14% in 2004.**

Within this framework, Schneider Electric presented today its four key action plans to improve the gross margin : **Six Sigma, Purchasing, Manufacturing, Quality and Value Analysis**. The aim of these plans is to generate **productivity of 5% per year**, representing the main vehicle for achieving the performance goals of NEW2004.

Schneider Electric has used the **Six Sigma** method in 120 projects, representing EUR 61 million for the Group, including EUR 14 million in potential savings and profits of EUR 47 million in terms of reduced risk for the company. The **Six Sigma** method requires training for Group employees conducting these projects. By the end of the NEW2004 program, Schneider Electric target is to deploy 2,500 projects.

The **Purchasing** action plan also involves some significant challenges since it concerns 100% of the Group's purchasing, or EUR 4.2 billion per year, and aims to double purchasing productivity. The plan sets down new priorities : globalization, internationalization, organization and process review. This has resulted in new purchasing rules and greater efficiency within the function, which should result in savings of EUR 230 million per year by the end of 2004.

The **Manufacturing Excellence** action plan aims to generate accumulated productivity gains of 20% in direct labor and manufacturing base costs by the end of 2004, representing EUR 110 million per year, by the implementation of a « lean manufacturing » program. The Manufacturing Excellence plan was deployed in 17 manufacturing sites in 2002. The aim is to deploy it in 100 plants by the year 2004, representing more than 80% of all the Group's direct labor and manufacturing base costs.

The **Quality & Value Analysis** plan aims to cut the production cost of products by improving their quality and value as perceived by the customers. In order to do this, Schneider Electric has developed a method for auditing the cost of products and their components, which can pinpoint irregularities and set up corrective measures. Schneider Electric will devote 25% of its Research & Development expenditure on this method. The target of the Quality & Value Analysis plan is to achieve productivity of EUR 60 million per year by the end of 2004.

> To reach this presentation click on the link below
Presentation : Operational Excellence

> More about our company's program
NEW2004

march 20, 2003

Grands Records: Geronimo has arrived !

At 04:58:11 GMT today Thursday March 16, the Cap Gemini and Schneider Electric trimaran crossed the finish line off Ushant after 68 days, 1 hour, 58 minutes and 2 seconds at sea, propelled by a weak northerly breeze and a favourable spring tide, which is unusually high during this Equinoctial period.
These were Olivier de Kersauson's first words after crossing the line:
"Our work is done. We're all very keen to get home, but there is a certain regret about leaving a life we are so passionate about. A round-the-world voyage is completely absorbing and occupies every moment of your time. Nevertheless, we are happy to be reunited with our partners, friends, families and all those we love, and to have completed this weird Jules Verne Trophy.»

> Read more about Grands Records and follow the Cap Gemini Ernst & Young and Schneider Electric trimaran online, daily at: www.grandsrecords.com

february 27, 2003

Schneider Electric: a partner in STMicroelectronics' new R&D center in Crolles (Grenoble) to ensure optimum electrical distribution

On Thursday February 27, 2003, Mr. Jacques Chirac, President of the French Republic, inaugurated STMicroelectronics' new research center in Crolles, near Grenoble (France). This new pilot site is the fruit of a partnership between STMicroelectronics, Philips and Motorola. It is among the few most advanced research centers in the world in the area of nanotechnologies. Initially, electronic chips of 90 nanometers in size will be manufactured.

Schneider Electric supplied the entire electrical distribution architecture. The specifications required a system that is easy to operate, scaleable, with a high level of continuous service complying with regulations and standards. Highly available, high-grade electrical power is critical on a round-the-clock basis, 365 days a year. The electrical power current must be faultless.

In record time, Schneider Electric supplied the electrical distribution and automation products and equipment for the electrical network from the EDF distribution substation right through to the process machines and utilities (water, air, gas, waste treatment, etc). The global solution provided includes not only the products, but the long-term maintenance of the installation. The contract is worth EUR 15 million.

february 26, 2003

Schneider Electric receives Trophy for long-term integration of young people by business

Tuesday, February 25, 2003, **Henri Lachmann**, CEO of Schneider Electric, received the **"Trophy for long-term integration of young people by business"** from the hands of François Fillon, Minister of Social Affairs, Work and Solidarity. This prize is awarded for Schneider Electric's policy which combats the exclusion of young people without qualifications.
It is the first time this prize has been awarded. Created by the Association Entreprises et Progrès, chaired by Paul Dubrule, it also rewards the commitment and know-how of business in contributing to long-term integration of young people. With the prize, this association is seeking to honour the instructive value and goals of remarkable initiatives and encourage the spread of best practices.

Schneider Electric: a long-term commitment against exclusion
For many years now, Schneider Electric has been working among young people in difficulty or without qualifications. The Group is convinced that its performance is a direct result of the quality of the people which comprise it, and that it is also built on its integration and involvement in its environment.

Anchored in the past, this commitment contributes to local economic development. It is sometimes supported by customers, small firms or industrial companies, local economic players, who offer, for example, long-term employment to the young people trained at Schneider Electric. The personnel's active contribution is also one of the keys to success of this undertaking. Every year, 1,500 tutors welcome and train young people.

In France, with 4,000 young people mixing work and study in this way between 1993 and 2001, Schneider Electric has developed expertise, tools and a quality system for professional integration which have proved their worth: 90% success rate for diplomas - all levels - and 100% access to employment through alternate work/study schemes.

Three main types of operations have been carried out:
1. The youth policy: 400 work/study beneficiaries, including 6% disabled, and 1,000 trainees per year
400 young people on work/study contracts (apprenticeship or qualification) and more than 1,000 trainees are welcomed every year, with priority given to:
> low levels of qualification to study for CAP, BEP and Bac Pro vocational diplomas
> young disabled people
> action in favour of guidance and pre-qualification for young people with employment difficulties
The "youth policy" relies on local partnerships in each of Schneider Electric's employment areas (mainly the regions of Grenoble, Angoulême, Dijon and Haute-Normandie) with schools, apprentice training centres, associations, businesses and public organizations who work with young disabled people and other young people with few or no qualifications, unable to find employment or experiencing difficulties in terms of social and/or professional integration.

2. The association Espace Emploi Alternants Inter-Entreprise Rhône Alpes
Every year, this association guides 200 young people from work-study programmes and 100 educational assistants (the "Youth Employment"

people from the French National Education system) to find a profession and a job that match their personal goals.

3. A wide range of local initiatives by managers and employees, encouraged by the Schneider Electric Youth Opportunities Foundation

Some of the major operations in 2002:

> the "5 days for integration" operation at Angoulême, organized with 5 associations, leading to the signature of a long-term partnership in March 2003,

> the partnership with the Association "Sport dans la Ville" which led to the recruitment at Schneider Electric of a young educational assistant made available to supervise young people in difficult areas in Grenoble.

80 employees act as Delegates of the Foundation to set up partnerships with the local associations.

A commitment that stretches well beyond France

After starting up in France, this policy of long-term commitment to young people without qualifications quickly spread, with the support of the Foundation, to 60 countries where Schneider Electric is also present. Since 2001, a large number of projects have seen the light of day: construction of schools in India, creation of scholarships for Chinese students, partnerships with technical schools in difficult areas in Brazil, Venezuela, Bulgaria, etc.

The company's NEW2004 programme, launched at the beginning of 2002, included an invitation to boost the number and significance of the projects competing to develop voluntary initiatives for Schneider Electric's relationship with the Community, all over the world.

february 21, 2003

Geronimo sets a new record to the Horn

On Thursday February 20 at 19:16:13 GMT, Geronimo set a new record time for the passage from Ushant to Cape Horn. The Cap Gemini and Schneider Electric crew have improved by one and a half days on the time set by Bruno Peyron and his crew last year, despite a very difficult time in the Southern Ocean and the ever-present threat of icebergs. The French trimaran has also suffered from low pressure areas much further north than anticipated, which have prevented the crew from heading further south, thus extending the distance they have had to travel. The end result is that Geronimo has travelled 350 sea miles further than Orange to reach the famous Chilean rock.

This achievement has allowed the Cap Gemini and Schneider Electric trimaran to add yet another record time to those already set for the passages to the Equator, the Cape of Good Hope and Cape Leeuwin, as well as the intermediate times to the Antimeridian (half way round the world) and the passage from the Equator to the Cape of Good Hope.

> Follow the Cap Gemini Ernst & Young and Schneider Electric trimaran online, daily:

During the Jules Verne Trophy, we invite you to follow daily Geronimo as it attempts to break the round the world record. A complete web site, dedicated to the Jules Verne Trophy, is now available with positioning, radio vacations, news,...
Visit us at: www.grandsrecords.com

february 19, 2003

Schneider Electric and American company Leviton have signed joint technology agreement in voice-data-image (VDI) sector

Schneider Electric's North American division has signed a joint technology agreement with Leviton, North America's largest manufacturer of electrical and electronic wiring devices for the residential, commercial and industrial building market.
The goal is to provide simpler, more affordable information and media networking technology to millions of existing homes.

«The proliferation of wired and wireless network technology in recent years has presented homeowners with many voice, data and video communications options and products that are not easily integrated with each other into simple and manageable systems,» said Bernard Quancard, Vice-President of the VDI global activity at Schneider Electric.

«By overcoming the need to install large amounts of additional wiring, retrofitting existing homes with new structured media technology can become much more affordable,» he said.

This agreement with Leviton clearly shows Schneider Electric's global commitment to be a major player in the VDI infrastructure market.

As part of this agreement, a team consisting of members of both companies will work on developing prototype systems during the first part of 2003 using the know-how of both market leaders.

About Leviton

Leviton Manufacturing Company is North America's largest manufacturer of electrical and electronic wiring devices. Leviton offers a wide variety of residential, commercial and industrial wiring devices, continually introducing high quality products that set the pace of progress in the industry.
> More about Leviton:
http://www.leviton.com

february 6, 2003

Grands Records: a new achievement for Geronimo

Having started their record attempt at 3:00:09 GMT on January 11, Olivier de Kersauson and his 10-man crew beat the Ushant to Cape Leeuwin record today at 7:53:22 GMT after 26 days, 4 hours, 53 minutes and 13 seconds at sea.
This means that the Cap Gemini and Schneider Electric crew reached the Australian longitude this morning 3 days, 2 hours and 29 minutes ahead of Bruno Peyron's record-breaking time.

> Follow the Cap Gemini Ernst & Young and Schneider Electric trimaran online, daily:
During the Jules Verne Trophy, we invite you to follow daily Geronimo as it attempts to break the round the world record. A complete web site, dedicated to the Jules Verne Trophy, is now available with positioning, radio vacations, news,...
Visit us at: www.grandsrecords.com

january 28, 2003

Grands Records: a new fastest time to the Cap of Good Hope for Geronimo

Yesterday evening Geronimo beat the Ushant-Cape of Good Hope record, surpassing Bruno Peyron's time by more than 2 days.

Having rounded the Cape of Good Hope on the southernmost tip of South Africa, Geronimo will have to negotiate the tricky passage through the Prince Edward Islands. This small island group, formerly known as the "Iles Froides" (Cold Islands), lies about 46° East in the southern Indian Ocean and has belonged to South Africa since 1948.

> Follow the Cap Gemini Ernst & Young and Schneider Electric trimaran online, daily:
During the Jules Verne Trophy, we invite you to follow daily Geronimo as it attempts to break the round the world record. A complete web site, dedicated to the Jules Verne Trophy, is now available with positioning, radio vacations, news,...
Visit us at: www.grandsrecords.com

january 10, 2003

Grands Records: Geronimo sets off on round-the-world attempt

The trimaran flying the colours of Cap Gemini Ernst & Young and Schneider Electric will leave the sheltered waters of Brest harbour tonight in order to cross the start line off Ushant and Lizard point in the early hours of Saturday morning.

> Follow the Cap Gemini Ernst & Young and Schneider Electric trimaran online, daily:

During the Jules Verne Trophy, we invite you to follow daily Geronimo as it attempts to break the round the world record. A complete web site, dedicated to the Jules Verne Trophy, is now available with positioning, radio vacations, news,...

Visit us at: www.grandsrecords.com